Открытое акционерное общество
«ДНЕПРОЭНЕРГО»
Украина,69096,г. Запорожье,
ул. Плотинная,2.
тел. (0612)58-23-23
факс 58-23-55,58-23-12
р/с 26008301155031,МФО 313355
в ЗРУ ПИБ г. Запорожье
ОКПО 00130872
Свидетельство № 11487375
Индивидуальный налоговый
номер 001308708243


ДНІПРОЕНЕРГО

E-mail: kanc@gc.dnepr.energy.gov.ua

Відкрите акціонерне товариство
«ДНІПРОЕНЕРГО»
Україна,69096,м. Запоріжжя,
вул. Гребельна, 2
тел. (0612)58-23-23
факс 58-23-55,58-23-12
р/р 26008301155031,МФО 313355
в ЗРУ ПІБ м. Запоріжжя
ЄДРПОУ 00130872
Свідоцтво № 11487375
Індивідуальний податковий
номер 001308708243

07.07.03 № 34/3071

На № ________ від «___» ________ 200 р.

001921



03024565

The Bank of New York, ADRs
Attn.: Tatyana Vesselovskaya
Account Officer
101 Barclay Street, 22 West
New York, NY 10286

Re: Open Joint Stock Company "Dniproenergo"
Rule 12g3-2(b) Exemption
File No. 82-4844

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and behalf of Open Joint Stock Company "Dniproenergo" (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact Tetiana Ismahilova, Head of Foreign Relations Department, at (380-612) 58-4340 in Zaporizhzhia, Ukraine, if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Tetiana Ismahilova, Dniproenergo, 2 Hrebelna St., Zaporizhzhia, Ukraine, 69096 in the enclosed self-addressed stamped envelope or transmit the enclosed copy with date-stamping by fax: (380-612) 58-4317, 58-2312.

dlw 7/16

Thank you for your attention.

Very truly yours,
For and behalf of

OPEN JOINT STOCK COMPANY
"DNIPROENERGO"



By: Serhiy Andriyovich Popov
Title: Chairman of the Board

Enclosure

ANNEX A

Information Made Public by Open Joint Stock Company "Dniproenergo" or Distributed to Shareholders

1. Document: Changes and Amendments to the Charter of the OJSC "Dniproenergo", by the General Meeting dated 25 March 2003 (Attachment 1)

2. Document:

2.1. None;

2.2. Annual Report for 2002 filed by the OJSC "Dniproenergo" in the Securities and Exchange Commission of Ukraine on 22 April 2003.

In accordance with the decision of the Securities and Exchange Commission as of 09 June 1998 No. 72 "On approval of Statement on giving by Joint Stock Companies and Issuers regular information" the following documents were given:

- Annual Report for 2002 (Attachment 2)
- Audit conclusion No. 28/03-03, made by Audit firm "Auditservice-LVF" (Attachment 3)

2.3. Copy of printed information on OJSC "Dniproenergo" activity published in "Ukrainian Investment Newspaper" No. 17 on 9 May 2003 (Attachment 4).

2.4. Balance sheet and Financial Results Report for 2002 (Attachment 2)

2.5. Changes and Amendments to the privatisation plan – none.

2.6. Special published information:

- Bulletin of Ukrainian Securities No. 37-38 on 15 February 2002 (Attachment 5)
- Bulletin of Ukrainian Securities No.118 on 24 May 2002 (Attachment 6)
- Bulletin of Ukrainian Securities No. 145-146 on 26 June 2002 (Attachment 7)
- Bulletin of Ukrainian Securities No. 197-198 on 26 August 2002 (Attachment 8)
- Bulletin of Ukrainian Securities No. 279-280 on 29 November 2002 (Attachment 9)
- Bulletin of Ukrainian Securities No. 294 on 17 December 2002 (Attachment 10)
- Bulletin of Ukrainian Securities No. 299 on 23 December 2002 (Attachment 11)

3. In accordance with the Contract No. 11 as of 05 September 1998 concluded with the Primary Funding Trading System "On including OJSC "Dniproenergo" securities to the List of PFTS" the following documents were given:
   - Balance sheet of the company for the 1-st half of 2002 (Attachment 12)
   - Financial Results Report for the 1-st half 2002 (Attachment 13)
   - Balance sheet of the company for 9 months of 2002 (Attachment 14)
   - Financial Results Report for the 9 months of 2002 (Attachment 15)

- Balance sheet of the company for 12 months of 2002 (Attachment 16)
- Financial Results Report for the 12 months of 2002 (Attachment 17)
- Balance sheet of the company for the 1-st quarter of 2003 (Attachment 18)
- Financial Results Report for the 1-st quarter of 2003 (Attachment 19)

4. In accordance with p.1.8. by the decision of the Securities and Exchange Commission as of 14 March 2002 № 88 the annual report is promulgated by placing it total volume at the Web-site of the PFTS (www.istock.com.ua) as of 7 May 2003.

4.1. None;
4.2. Notification of the annual general shareholders' meeting (Attachment 20)
4.3. Announcements in mass media:
- "Ukrainian Investment Newspaper" No. 4 on 29 January 2003 (Attachment 21)
- "Ukrainian Investment Newspaper" No. 9 on 07 March 2003 (Attachment 22)

5. Copy of the Protocol of the general Shareholders' meeting on 25 March 2003 (Attachment 23)

6. Audit conclusion No. 28/03-02 made by Audit firm "Auditservice-LVF" (Attachment 3)

7. Information on Shareholders – the USA residents:

Shareholders – the USA residents	Total nominal cost and quantity in percent in attitude to the OJSC "Dniproenergo" Statutory Fund value which are in the ownership of the USA residents	
CIBC Oppenheimer Corp.	153 ps. – 0.004 %	Securities were purchased at the secondary market
The Bank of New-York, ADR	2000 ps. – 0.051 %	
Blue Diamond Investments LLC	9 838 ps. – 0.25 %	
375 Park Avenue, 22-nd Floor, New York, NY 10152, USA	3 620 ps. – 0.092 %	
"Ecoservice consult LLC" Ltd.	321 ps. – 0.008%	
Pompano Management Group LLC - USA	45 ps. – 0.001 %	

8. Document: None

9. Information on the Registrar (Attachment 24)

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

Tatyana Vesselovskaya
Account Officer - Depositary Receipts

101 Barclay Street
New York, NY 10286
Telephone: +(1) 212 815-2221
Facsimile: +(1) 212 571-3050
Email: tvesselovskaya@bankofny.com

July 10, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Open Joint Stock Company "Dniproenergo"
Exemption No.: 82-4844

Dear Sir or Madam:

In connection with Dniproenergo's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find letter from the Company, 2002 Annual Report and Supplementary Materials.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-10198, which was declared effective by The SEC on April 5, 1999.

As per Company's request, please acknowledge receipt of the Company's letter and the enclosed materials by date-stamping the enclosed receipt copy of the Company's letter and please return it to Tetiana Ismahilova, Dniproenergo, 2 Hrebelna St., Zaporizhzhia, Ukraine, 69096 in the enclosed self-addressed stamped envelope or transmit the enclosed copy with date-stamping by fax: +380.612.58.4317, +380.612.58.2312.

Sincerely,



Tatyana Vesselovskaya

Attachment 1

AMENDMENTS No. 0020396 dated 01 April, 2003 "Registered" Acting Head of the Registration and Uniform Register Department *Shulzhenko L. M.* [signature] [seal]	"Approved" by the General Meeting Protocol No. 1 dated 25 March, 2003 Chairman of the Meeting [signature] B. Y. Tantsyura [seal] Chairman of the Board [signature] S. A. Popov [seal]

AMENDMENTS TO

THE CHARTER
of
THE OPEN JOINT STOCK COMPANY
"DNIPROENERGO"

which constitute the integral parts of the Charter reregistered according to Order No. 215-p of Leninsky District Council, dated 08 April 1998.

Original wording	Amended wording
Article 2 Paragraph 2.2 *** repair and exploitation of piping transport, centralized water-supply, overflow drainage system objects; *** norms of atmosphere pollution by stationary sources projects elaboration; *** organization and realization works on assembling, dismantling, putting into operation, electric measuring and test, maintenance of production equipment,	Article 2 Paragraph 2.2 *** repair and exploitation of piping transport, centralized water-supply, overflow drainage system objects; *** norms of air pollution by stationary sources projects elaboration; *** organization and realization works on assembling, dismantling, putting into operation, electric measuring and test, maintenance of production equipment,

including electric equipment by and higher than 1000 V, loading cranes, excavators, dust and gas scrubbers, steam and water-heating boilers, steam turbine equipment and heating systems, gas and other equipment, including domestic equipment, devices and tools; *** operations in the sphere of conduct with dangerous waste products; other kinds of activity which are not prohibited by the applicable legislation.	including electric equipment by and higher than 1000 V, loading cranes, excavators, dust and gas scrubbers, steam and water-heating boilers, steam turbine equipment, steam and hot water piping and heating systems, gas and other equipment, including domestic equipment, devices and tools; *** operations in the sphere of conduct with dangerous waste products; training, retraining and improvement of professional skill of the working staff; medical practise; gas storing, filling capacities with gas; diagnostics, maintenance of transport facilities; maintenance and cleaning of furnaces, chimney-corners, flues and ventilation channels; storing fuel at the plants' warehouses; other kinds of activity which are not prohibited by the applicable legislation.
Article 8 8.2.4.16. approval of the contracts which were concluded for the sum that exceed 33 percent of the assets sum of the Company as to the balance sheet as of the reporting date;	Article 8 8.2.4.16. approval of the contracts which were concluded for the sum that exceed 33 percent of the balance sheet total of the Company as of the last reporting date;
Article 8 8.2.4.18. Concordance of operations of mortgage, lease, sell and alienate in a different way of the Company's property which balance cost exceeds 10 percent of the Company's balance total as of the last reporting date.	Article 8 8.2.4.18. Concordance of operations of mortgage, lease, sell and alienate in a different way of the Company's property which balance cost exceeds 10 percent of the Company's balance total as of the last reporting date as to the applicable legislation.
Article 8 8.2.5.3. approval of use of the reported year profit and the plan of distribution of the next year profit	Article 8 8.2.5.3. approval of use of the reported year profit and the plan of distribution of the next year profit

Article 8 8.2.10. Announcement of the General shareholders' meeting with appointing of date and place of holding and the agenda must be made not later than in 45 days before the beginning of the meeting. Written notification must be sent to every shareholder personally. The list of shareholders is composed on the ground of the register of the securities owners, composed in 60 days before the General meeting convocation, including the last day as of 6.00 p.m. The notification is sent by recommended letter with the delivery notification to the address indicated in the register of shareholders. The shareholders, which were introduced to the register after 60 days before the General meeting convocation and before the beginning of the General meeting participants registration, will receive notifications during introducing them to the register from the registrar signing personally by a shareholder (his/her representative). Besides, general notification of the General meeting convocation is published in the local mass media by the location of the Company and in one of the official printing edition of Verkhovna Rada of Ukraine, Cabinet of Ministers Of Ukraine or Securities and Stock Exchange State Commission, indicating date and place of holding the General meeting and the agenda. If agenda contains an item that concerns changes to the charter fund, so simultaneously with the agenda the following is published:	Article 8 8.2.10. Announcement of the General shareholders' meeting with appointing of date and place of holding and the agenda must be made not later than in 45 days before the beginning of the meeting. Written notification must be sent to every shareholder personally. The list of shareholders is composed on the ground of the register of the securities owners, composed in 60 days before the General meeting convocation, including the last day as of 6.00 p.m. The notification is sent by ordinary letter to the address indicated in the register of shareholders. The shareholders, which were introduced to the register after 60 days before the General meeting convocation and before the beginning of the General meeting participants registration, will receive notifications during introducing them to the register from the registrar signing personally by a shareholder (his/her representative). Besides, general notification of the General meeting convocation is published in the local mass media by the location of the Company and in one of the official printing edition of Verkhovna Rada of Ukraine, Cabinet of Ministers Of Ukraine or Securities and Stock Exchange State Commission, indicating date and place of holding the General meeting and the agenda. If agenda contains an item that concerns changes to the charter fund, so simultaneously with the agenda the following is published:
Article 8 8.3.8.2 Supervisory council approves contracts, where one of the parties is the Company, for the sum amounted from 10 (ten) to 33 (thirty three) percent of the assets sum of the Company for the previous year.	Article 8 8.3.8.2 Supervisory council approves contracts, where one of the parties is the Company, for the sum amounted from 10 (ten) to 33 (thirty three) percent of the Company's balance sheet total as of the reporting date.

Article 8 83.84 Supervisory council approves mortgage contracts of the Company's property for the sum from 5 (five) to 10 (ten) percent of the Company's charter fund.	Article 8 83.84 Supervisory council approves mortgage contracts of the Company's property only in form of commodity for the sum from 10 (ten) to 30 (thirty) percent of the Company's balance sheet total as of the reporting date.
Article 8 8.3.12. The meetings are held at least quarterly and are competent if there represented at least 5 members. Notification of the General shareholders meeting is sent in written form by recommended letter with the delivery notification or delivered by the Company's Secretariat to every Supervisory council member signing by the member with indicating the agenda not less than in 15 days before the meeting. Members of the Board and the Chairman of the Revising commission have the right to demand from the Chairman of the Supervisory commission to include items to the agenda of a regular Supervisory council meeting. Letter request with proposed items to the agenda, necessary documents for the items considering and with projects of the items solutions are handed in for 20 days before regular Supervisory council convocation. A special Supervisory commission meeting is convoked by the Company's Secretariat at the Chairman of Supervisory council, two of its members and also at shareholders who in common have more than 5 percent of votes, Chairman of the Board, member of the Board in cases when Company's interests are threaten and by the Chairman of Revising commission request during 20 days since the moment of the appeal letter to the Company's Secretariat registration. Proposed items to the agenda should be indicated in the appeal.	Article 8 8.3.12. The meetings are held at least quarterly and are competent if there represented at least 5 members. Notification of the General shareholders meeting is sent in written form by letter using modern communication means or delivered by the Company's Secretariat to every Supervisory council member signing by the member with indicating the agenda not less than in 10 days before the meeting. Members of the Board and the Chairman of the Revising commission have the right to demand from the Chairman of the Supervisory commission to include items to the agenda of a regular Supervisory council meeting. Letter request with proposed items to the agenda, necessary documents for the items considering and with projects of the items solutions are handed in for 15 days before regular Supervisory council convocation. A special Supervisory commission meeting is convoked by the Company's Secretariat at the Chairman of Supervisory council, two of its members and also at shareholders who in common have more than 5 percent of votes, Chairman of the Board, member of the Board in cases when Company's interests are threaten and by the Chairman of Revising commission request during 20 days since the moment of the appeal letter to the Company's Secretariat registration. Proposed items to the agenda should be indicated in the appeal.

Article 8 8.4.8. By-election of the Board members in places of removed members the Supervisory council carries out in a month term after stopping of their authority.	Article 8 8.4.8. By-election of the Board members in places of removed members the Supervisory council carries out in a month term after stopping of their authority.
Article 8 8.4.11.2.12 Develops and approves financial plans for a year and a perspective period after concordance with the Supervisor council of the Company.	Article 8 8.4.11.2.12 Develops and forward for approval to the Supervisory council of the Company financial plans for a year and a perspective one.
Article 8 8.4.11.2.13 Is absent.	Article 8 8.4.11.2.13 The Board concludes contracts, where one of the parties is the Company, for the sum amounted by 10 (ten) percent of the Company's balance sheet total as of the last reporting date.
Article 8 8.4.11.2.14 Is absent.	Article 8 8.4.11.2.14 The Board concludes mortgage contracts of the Company's property only in form of commodity for the sum by 10 (ten) percent of the Company's balance sheet total as of the last reporting date.

Article 8 8.4.15. The Board's meetings are held necessarily, but at least once a month. The Board's meetings are convoked by the Company's Secretariat at the Chairman of the Board or 1/3 of the members of the Board staff request during 10 working days since the appeal letter to the Company's Secretariat registration. The initiator of the Board convocation prepares information materials for the agenda items and, if needed, projects of the items solutions and hands them in the Company's Secretariat not later than in 6 days before the Board's meeting. The notification about the Board's meeting, proposed agenda and the materials on the agenda items are sent by the Secretariat in written form by recommended letter with the delivery notification or delivered to every Board member personally to be signed at least in 3 days before the meeting. The meeting is competent if there 2/3 of the Board members are presented.	Article 8 8.4.15. The Board's meetings are held necessarily, but at least once a month. The Board's meetings are convoked by the Company's Secretariat at the Chairman of the Board or 1/3 of the members of the Board staff request during 10 working days since the appeal letter to the Company's Secretariat registration. The initiator of the Board convocation prepares information materials for the agenda items and, if needed, projects of the items solutions and hands them in the Company's Secretariat not later than in 6 days before the Board's meeting. The notification about the Board's meeting, proposed agenda and the materials on the agenda items are sent by the Secretariat in written form by letter using modern communication means or delivered to every Board member personally to be signed at least in 3 days before the meeting. The meeting is competent if there 2/3 of the Board members are presented.
Article 8 8.4.20.4 appoint to a position and discharge personnel of the management staff, besides those who indicated in the item 8.4.11.2.3 of the Charter.	Article 8 8.4.20.4 appoint to a position and discharge personnel of the executive management staff, besides those who indicated in the item 8.4.11.2.3 of the Charter.

Attachment 3

(Letterhead of the LIMITED LIABILITY COMPANY Audit Firm "Auditservice- LVF")

License of Audit Chamber of Ukraine A No.000388, dated 2 November 1995

Certificate on the submission into the Register of subjects of the audit activity

No. 1253, dated 26 January 2001,

69095, Zaporizhzhia, 117A Lenin Avenue tel.\fax (0612)
63-01-97

(0612)
63-09-15

AUDIT CONCLUSIONS No. 28\ 03-03

in respect of validity of the financial report

of the Open Joint Stock Company "Dniproenergo"

The city of Zaporizhzhia, 2 Hrebelna street "28"
March 2003

The audit firm "Auditservice - LVF", operating on the basis of the Certificate on the submission into the Register of subjects of the audit activity No. 1253, dated 26 January 2001, issued by the Audit Chamber of Ukraine, carried out audit of the documents covering business and financial activities, bookkeeping and accounting and drawing up annual bookkeeping and accounting reports, the balance sheet of the Open Joint Stock Company "Dniproenergo" as of 31.12.2002 is attached hereto. The management of the Open Joint Stock Company "Dniproenergo" is liable for this report. The purpose of the audit - to provide audit conclusion on the basis of the information obtained as result of audit of the enterprise.

Basic information regarding the issuer:

Name	Open Joint Stock Company"Dniproenergo"
State Registry code (EDRPOU)	00130872
Organizational and legal form of the issuer	Open joint stock company
No. of state registration certificate and date of its issuance	9102-ЗП, 08.04.98

Issuing authority	Leninskiy District Counsil, Zaporizhzhia
Location	2 Hrebelna St., 69096, Zaporizhzhia
Body of state authority	Ministry of Fuel and Energy
Branch	Power energy
Telefax	58-23-55
Date of amendments to the Charter	26.12.2000, 29.03.2001, 26.03.2002
Main types of activities	11110 Thermal power generating stations
	61110 General type building organizations
	71130 Wholesale trade of private organizations, except for consumer cooperation
	61134 Commissioning and engineering organizations
	90215 Heat supply
	14913 Repairing of meters
Number of shareholders (entity - name, organizational form,location, telephone, part in the charter capital)	1, Ministry of Fuel and Energy of Ukraine, Kiev -1, 30 Khreschatik St.,(044) 2214394 76,04% - part in the charter capital
Name, location, telephone number of independent registrar (if any)	The Open Joint Stock Company FC "Ukrnaftogas", 5 Prazka St., Kyiv, (044) 551-95-40
Name, location, telephone number of a contracted depositary (if any)	
Date of submission of the last annual report to the Commission	23.04.2001
Date of the last shareholders' meeting (for OJSC)	26.03.2001
Last date of publication of the information on the issuer's activity. Name of mass media.	1. "Ukrainian Investment Newspaper" No. 19-20 (344-345) on May 21-25, 2002 – on financial and economic activity of the OJSC "Dniproenergo" for 2001 report 2. "Ukrainian Investment Newspaper" No. 20 on May 21, 2002 – financial reporting for 2001 3. "Ukrainian Investment Newspaper" on July 29, 2002 – annual report of the OJSC "Dniproenergo", which was accommodated on Web-site (www. smida. gov. ua)

The audit is carried out on the basis of the agreement No. 08/01-03, dated 01 January 2003.The commence date of the audit is 20 January 2003, the terminate date is 28 March 2003.

The audit of the legal entity was carried out pursuant to the national and international standards of the audit and to the Laws of Ukraine "On Audit Activities", "On Enterprises", "On Securities and Stock Exchange", "On State Regulation of the Security Market in Ukraine".

Audit was carried out pursuant to the requriments of national and international audit standards, according to which the audit had to be planned and carried out to the purpose of collection of sufficient information in respect of the fact that the reports did not contain material mistakes, and for the purpose of developing on the basis thereof the conclusion regarding actual financial position of the Open Joint Stock Company "Dniproenergo". Information confirming figures forming the basis of the report was verified by testing. In the course of the audit, the methodology of bookkeeping and accounting used at the enterprise was analized, the principles of evaluation of material items of the balance sheet made by the management were considered, and the reports in general were examined. In the course of the audit, enough data were accumulated in order to draw up the audit conclusions.

1. Audit of the Financial Reporting.

1.1.Method of bookkeeping accounting on the enterprise corresponds to the requirements of the Law of Ukraine "On bookkeeping accounting and financial reporting in Ukraine". System of accounting registers, order and method of registration and generalization of the information includes: machine processing of documents, using computers' programms for bookkeeping accounting, using register books and assistant payrolls, special tables with accounting of paculiarities of the enterprises' activity. System of accounting registers was developed and implemented in compliance with the legislation and applicable regulations.

Bookkeeping accounting on the enterprise corresponds to the requirements of the Law of Ukraine "On bookkeeping accounting and financial reporting in Ukraine" No. 996 - XIV, dated 16 July 1999, of the national Accounting form (standard) and other applicable legislation.

Policy of accounting is developed independently and corresponds to the requirements of applicable regulations and legislation.

Financial reporting of the Open Joint Stock Company "Dniproenergo" as of 31 December 2002 drawed up in due time and in accordance with the national Accounting standards and accepted accounting policy and submits authentical information on the financial position, results of business activity and funds flow of the enterprise in full volume.

1.2.Assets of the Company are devided as follows: the fixed assets and the working assets (long-term and current). In the balance sheet of the enterprise are reflected assets, which estimation may be definited authentically and the expectations of the future economic revenues, related with their usage.

1.3.As of the beginning of the year, the initial value of the intangible assets ammounted to UAH 772 000.0, as of the end of the year - UAH 2 674 000.0. Residual value of the intangible assets as of the beginning of the year – UAH 380 000.0, as of the end of the year – UAH 2 119 000.0. The structure of the the intangible assets, authenticity and comprehensiveness of evaluation comply with the requirements of Accounting standards 8 and accounting policy of the Company.

Acquired (created) intangible assets were enrolled on the balance of the enterprise by the initial value, definited in accordance with the requirements of Accounting standards 8 .

Inventory of the intangible assets was carried out as of 01 November 2002, in accordance with the Law of Ukraine "On bookkeeping accounting and financial reporting in Ukraine", "Instructions on Inventory of the Fixed Assets, the Intangible Assets, Goods and Materials, Monetary Funds, Documents and Settlements" (order of the Ministry of Finance of Ukraine No. 69 dated 11 August 1994, subject to current amendments and additions).

Intangible assets depreciation was carried out with rectilinear method.

1.4. As of the beginning of the year the initial value of the fixed assets amounted to UAH 7 698 890 000.0, as of the end of the year - UAH 7 755 404 000.0. Residual value of the fixed assets as of the beginning of the year ammounted to UAH 1 863 809 000.0, as of the end of the year – UAH 1 730 937 000.0. . In the item "Fixed assets" reflected assets pursuant with the requirements of Accounting standards 7 and accounting policy of the Company.

As of 31 December 2002 the Company has the fixed assets, obtained from financial lease, the initial value – UAH 4 642 000.0, residual value – UAH 4 352 000.0.

Acquired (created) fixed assets were enrolled into the balance of the enterprise by the initial value, that is definited by the national Accounting Standards 7 and pursuant to the method of acquired (receiving). Reflection of realization, liquidation, and other movements of the fixed assets in bookkeeping accounting corresponds to the requirements of Accounting standards 7. In 2002 obtained: fixed assets for the sum of UAH 64 772 000.0, including free of charge – UAH 59 000.0, quite fixed assets by initial cost for the sum of UAH 9 037 000.0, including: realized – UAH 2 664 000.0, written off - UAH 1 023 000.0, handed over free of charge – UAH 5 350 000.0.

Fixed assets inventory was made as of 01 November 2002 in accordance to the Law of Ukraine "On bookkeeping accounting and financial reporting in Ukraine" ", "Instructions on Inventory of the Fixed Assets, the Intangible Assets, Goods and Materials, Monetary Funds, Documents and Settlements" (order of the Ministry of Finance of Ukraine No. 69 dated 11 August 1994, subject to current amendments and additions).

Expenses of repaires of the fixed assets, that were taking place during 2002 year for providing object in a working position, and receiving of the future economic benefits in initially definited sum, related with its usage, are reflected into bookkeeping accounting pursuant with Accounting standards 7, Accounting standards 16 data of the item "Expenses".

Expenses related with the improvement of the fixed assets (modernization, reconstruction, etc.), that caused increasing of the future economic benefits, are reflected into bookkeeping accounting

pursuant to the requirements of Accounting standards 7 as increasing of the initial value of the fixed assets.

Fixed assets objects were revaluated in accordance to the Law of Ukraine No. 2658-III dated July 12, 2001, on grounds of expert valuation of independent experts of the Center "Business – Law", who have all necessary documents for carrying out of valuation activity (charter, the certificate of the Fund of the state property of Ukraine).

Fixed assets were marked up. The initial value of the fixed assets is increased at UAH 14 442 000.0 and the depreciation – at UAH 7 680 000.0.

Fixed assets were marked down. The initial value of the fixed assets is decreased at UAH 13 663 000.00 and the depreciation – at UAH 5 459 000.00.

The fixed assets are reflected as of the balance date by the fair value.

Definition of the depreciation (amortization) of the fixed assets corresponds with the Accounting Standards and accounting policy of the enterprise. The depreciation was enrolled by the rectilinear method, the depreciation of the specific object - land, was not enrolled.

Data of the analitical accounting of the fixed assets respond to the data of the synthetic accounting.

Tax accounting of the fixed assets and their depreciation corresponds to the requirements of the Law of Ukraine "On the Tax Profit of Ukraine".

1.5. Content, structure, authenticity and estimation of the financial investments corresponds of Accounting Standards 12, the data of the item "Financial investments", Accounting standards 2, the data of the item "Balance sheet", other regulations and accounting policy of the enterprise. Initial value of the financial investments and further estimation corresponds to the requirements of the Accounting Standards 12: financial investments into associated enterprises and subsideries are accounted by a method of sharing in the capital as of 31 December 2002, and amounted UAH 6 681 000.00. Other financial investments are evaluated by the initial cost and as of 31 December 2002 amounted UAH 133 000.00.

OJSC "Dniproenergo" has:

- share (41%) in the own capital of the CJSC "Dniprolain" amounted to UAH 932 000.0, revenue of the OJSC "Dniproenergo" from the sharing into the capital of the CJSC "Dniprolain"amounted to UAH 37 000.52;

- share (70.6 %) in the own capital of the CJSC "Dniprovets" amounted to UAH 6 951 000.0, losses from the sharing into the capital of the CJSC "Dniprovets" ammounted to UAH 360 000.00

Storage of securities complies with the applicable legislation and regulations. Document processing and reflecting operations with the securities into accounting is pursuant to the applicable regulations. Accounting of the financial results obtained by a turnover of the securities complies with the applicable legislations and regulations.

1.6.The order of the admission, estimation, and reflection of the inventories into the financial report comply with applicable regulations and an accounting policy of the enterprise. Inventories at the enterprise are definited by the assets, if they comply with definited criterions:

- probability of obtaining of an economic benefits in the future by the enterprise, related with usage of inventories;

- their cost may be estimated authentically.

Classification of the inventories comply with the applicable regulations. Acquired (received) or produced inventories are enrolled into the balance of the enterprise by the initial value. Recognizing of the initial value of the acquired (produced) inventories is furnished pursuant to the method of receiving on the enterprise and are reflected as follows: acquired for the fee - by the prime cost; produced by the enterprise - by the prime cost; acquired in result of change - by the fair value or by the balance cost.

Method of the estimation of the inventories by their release in production, sale and other realeasing stays unchanging during the reported period, it is used average suspended cost. Valuation carried out for every unit of the inventories by division of total cost remainders of such inventories by total quantity of the inventories as of the beginning of the reported month and inventories obtained in the reported month.

Estimation of the inventories as for the balance date complies with the requirements of Accounting Standards 9 and accounting policy of the enterprise, and is recognized by the least of two follow values: by the initial value or by the sale value.

Balance value of inventories at the end of the year amounted to UAH 152 910 000.00, including free of charge - UAH 14 000.00.

Inventories are:

- raw and other materials - UAH 30 578 000.0

- fuel - UAH 31 756 000.0

- packages - UAH 167 000.0

-spare parts - UAH 88 282 000.0

- not valuable and fast- wear out objects - UAH 2 015 000.0

- uncompleted production - UAH 8 000.0

- commodity - UAH 104 000.0

Inventory of the stocks carried out as of 01 November 2002 in accordance with the Law of Ukraine "On bookkeeping accounting and financial reporting in Ukraine" and other applicable legislation.

1.7.Recognition and estimation of reality of the accounts receivable comply with the item "Accounts receivable".

Initial value of the accounts receivable for goods, works and services as of 31 December 2002 amounted to UAH 2 537 161 000.00.

Other current accounts receivable as of 31 December 2002 ammounted to UAH 11 600 000.00.

Pursuant to the national Accounting Standards 10 the amount of reserve of the doubtful debts for including its into the financial reporting as of 2002 amounted to UAH 207 344 000.00 and was insluded into the content of other operational expenditures. Sum of the doubtful debts is estimated in dependence of the existing debts amount on each stage of its redemption, taking into account the multistage scheme of dividing of produced power energy and paying off funds for it.

As of 01 January 2003 the inventory of the accounts payable is conducted in compliance with the applicable regulations.

1.8. Content of the expenses, regularity of the order of allocation of gross production expenses, accounting of the expenses corresponds to the requirements of Accounting standards 16, the data of the item “Expenses”. Expenses are reflected into the bookkeeping accounting along with decreasing of the assets or increasing of the liabilities.

Classification of expenses for the reported year complies with the requirements:

- cost of realized production (work, services) – UAH 1 628 745.0
- administrative expanses - UAH 27 691 000.0
- sale expanses - UAH 1 009 000.0
- other operational expanses - UAH 271 042 000.0
- financial expanses - UAH 12 684 000.0
- expenses from participating in capital - UAH 360 000.0
- other expenses - UAH 12 128 000.0

Tax accounting of the gross expenses is carried out pursuant to the Law of Ukraine "On Tax Profit of the Enterprise".

1.9. Recognition, accounting and estimation of the liabilities correspond to the requirements of Accounting standards 11, the data of the item “Liabilities”. In bookkeeping accounting the liabilities are divided into long-term, current, reserve funds, revenues of the future periods.

1.10. Accounting and estimation of long-term liabilities and their consideration in the financial reporting comply with the requirements of Accounting standards 11 “Liabilities”. As of 31 December 2002, long-term liabilities amounted to UAH 152 036 000.00, including: long-term credits of banks – UAH 109 459 000.0, other long-term financial liabilities – UAH 2 252 000.0, other long-term liabilities – UAH 40 325 000.0.

1.11.Accounting, estimation and reflection in the balance of current liabilities comply with the requirements of Accounting standards 11, the data of the item "Liabilities". As of 31 December 2002, current liabilities amounted to UAH 2 427 227 000.00.

Considered information in the financial reporting on the liabilities of the enterprise is true and authentical. Inventory of the liabilities carried out as of 1 January 2002, complies with the applicable regulations.

1.12. During 2002 JSC "Dniproenergo" obtained short-term bank loans amounted to UAH 181 231 000.3, including: "Prominvestbank of Ukraine" credit amounted to UAH 149 746 000.2, AKB "Industrialbank" credit amounted to UAH 30 000 000.0, one-day credits – UAH 1 485 000.0.

As of 31 December 2002, the unpaid debts for a short-term bank loans amounted to UAH 53 600 000, including for the "Prominvestbank" loan - UAH 38 600 000.00, for the "Industrialbank" loan - UAH 15 000 000.00.

1.13. As of 31 December 2002, stated charter capital of the Open Joint Stock Company "Dniproenergo" amounted to UAH 98 100 000.00. As of 31 December 2002, disbursed charter capital amounted to UAH 98 100 000.00. The charter capital is divided into 3 923 998 common registered shares, with nominal value of UAH 25.

An analitical accounting under account "Charter fund" complies with the requirements of applicable regulations.

The charter fund is created in the fixed amount, determined by the charter documents in compliance with the Charter of the Open Joint Stock Company "Dniproenergo" and with the decision of shareholders' meeting.

Anther additional capital forming order and its usage complies with the requirements of applicable regulations. As of 31 December 2002 another additional amounted to UAH 1 997 779 000.0, including:

- fund of intangible assets marking up – UAH 1 796 448 000.0;
- fund of uncompleted building marking up – UAH 139 975 000.0;
- fund of free obtained assets – UAH 818 000.0;
- other additional capital – UAH 20 538 000.0.

The reserve capital forming order and reflecting its in the accounting and in the financial reporting complies with the normative requirements. As of 31 December 2002 reserve capital amounted to UAH 15 338 000.0.

1.14.In bookkeeping accountimg information, forming on profits and their reflecting in the financial reporting, complies with the requirements of Accounting standards 15, the data of the item "Profits" and furnishes pursuant to the principles of accounting and in respect of revenues and expenditures. During the reported period definition of the profit occured along with increasing of the assets or decreasing of the liabilities, that is result of own capital increasing, on condition of real profit estimation. As of the reported period, classification of profits in bookkeeping complies with the requirements:

- profit (revenue arter realization of goods, works and services) – UAH 2 177 822 000.0;
- other operational revenues – UAH 38 000.0;

- financial revenues – UAH 38 000;
- other revenues – UAH 6 273 000;

Content of revenues and their reflecting in the financial reporting of the Open Joint Stock Company "Dniproenergo" complies with the requirements of Accounting standards 3, the data of the item "Financial result report". As of the reported period financial results of the Company, reflected in the financial reporting, real and authentical.

Estimation of the profit in tax accounting pursuant to the Law of Ukraine "On Taxation of Income of Enterprises", dated 22 May 1997, № 283/97 VR, subject to current amendments and additions.

As of 2002 financial results of the Company are losses, amounted to UAH 62 417 000.00, at the same time, in tax accounting tax profit amounted to UAH 309 724 000.00. Difference between two indicated indices (exceeding of tax profit above accounting profit) amounted to UAH 372 141 000.0.

Estimation of the balance income and tax income as of the reported period complies with the applicable regulations and legislation.

1.15. Data in the financial reporting of the Open Joint Stock Company "Dniproenergo" are correspond to data of the bookkeeping accounting; data of separate forms of reporting comply with each other.

1. Analysis of the financial position of the Open Joint Stock Company "Dniproenergo":

By the auditor on the basis of obtained accounting data analysis of financial indicators of the OJSC "Dniproenergo" was carried out with the purpose of giving conclusion as for the real financial position of the Company.

2.1. Analysis of the property position of the Company.

For the estimation of the property position of the Company the auditor considers necessary to fulfill analysis of the indicators characterizing operating potential of the OJSC "Dniproenergo".

Indicator of the fixed assets depreciation (Ifad) illustrates fixed assets depreciation stable and degree. It is calculated as correlation of the fixed assets depreciation sum and their initial value.

Ifad = f.1 r. 032 / f. 1 r 031

- at the beginning of the year – 0.758;
- at the end of the year – 0.776.

It means that during 2002 the indicator has tendency for increasing at optimal value "decreasing". Dynamic of indicators' increasing means that depreciation's degree increase.

Indicator of the fixed assets renovation (Ifar) illustrates which part of existing fixed assets forms new fixed assets, and calculated as correlation of the initial value of the fixed assets, that entered

for the reported period, and the initial value of the fixed assets, existed on the balance of the enterprise at the end of the reported period.

Ifar = f.5 r.260(column5) / f.1 r.031(column 4)

- at the end of the year – 0,008;

Analysis of the indicator illustrates that the indicator has tendency to the decreasing at optimal value "increasing". It means that investments for acquisitions and producing of new fixed assets decreased.

Indicator of the fixed assets leaving (Ifal) illustrates which part of the fixed assets left for the reported period, and calculated as correlation of the initial value of the fixed assets and the initial value of the fixed assets existed in the balance of the enterprise at the beginning of the reported period.

Ifal = f.5 r.260(column8) / f.1 r.031(column 3)

- at the end of the year – 0.001.

Indicator of the fixed assets leaving is less than indicator of the fixed assets renovation.

2.2 Analysis of liquidity indicators.

Analysis of liquidity indicators illustrates comprehensive supplying of the Open Joint Stock Company "Dniproenergo" by the working assets for providing of business activity and for redemption of the current liabilities in time.

Analysis of liquidity of the enterprise is carried out by calculating of such indicators: cover ratio, interim liquidity indicator, interim liquidity indicator, operating capital.

Cover ratio (Cr) calculated as correlation of the working assets and the current liabilities of the Company and illustrates sufficiency of the Company's resources that can be used for redemption of current liabilities.

Cr = f.1 r.260 / f.1 r.620

- at the beginning of the year – 0,387;
- at the end of the year - 0,341.

It means that as of 31.12.02 the enterprise has not ability to pay off its current obligations. At the beginning and at the end of the year the indicator is lower than normative value – 1.0.

Interim liquidity indicator (Ili) is calculated as correlation of the most liquidity working assets (monetary funds and their equivalents, current financial investments and accounts receivable) and the current liability of the enterprise. It illustrates payable abilities of the Company as for the short-term obligations in condition of due paying off with debtors.

Ili = f.1 (r.260-r.100-r.110-r.120-r.130-r.140) / f.1 r.620

- at the beginning of the year - 0,308
- at the end of the year - 0,278.

Value of interim liquidity is illustrates that the enterprise as of 31.12.02 is not able to pay off its current obligations by using the most liquidity working assets. At the end of the year the indicator is lower than the optimum value 0.6 – 0.8.

Absolute liquidity indicator (Ili) is calculated as correlation of monetary funds, their equivalents and current financial investments and the short-term obligations. The indicator illustrates which part of the enterprises' debts can be paid off immediately.

Ila = f.1(r.220+r.230+r.240) / f.1r.620

- at the beginning of the year – 0.014;
- at the end of the year – 0.006.

Value of absolute liquidity indicator illustrates that the Company has ability to pay off immediately measly part of its short-term obligations.

Operating capital (Ok) is calculated as a difference between the working assets of the enterprise and its short-term obligations. Operating capital existence and its volume illustrates an ability of the enterprise to pay off its short-term obligations and to expand further activity.

- at the beginning of the year - UAH (-1 472 526 000.00);
- at the end of the year - UAH (-1 599 231 000.00).

The indicator's values mean that at the end of the year operating capital is absent. The Company is not able to pay off its short-term obligations and to expand its further activity.

2.3. Analysis of the Company's solvency (financial soundness).

Analysis of the Company's solvency (financial soundness) is carried out on the basis of the balance data and describes a structure of the Company's resources financing, financial soundness degree and regardless of external activity financing sources.

Financial independence (autonomy) ratio (Ra) is calculated as correlation of the own capital and the total sum of the Company's balance and illustrates how all assets are covered by the own sources of financing:

Ra = f.1r.380 / f.1r.640

- at the beginning of the year – 0.098
- at the end of the year – 0.072.

Proportion of the own capital in the total sum of the assets, financed into activity of the Company during 2002 was significantly lower than the optimum value – 0.5.

Capital structure ratio (financing) (Rf) is calculated as correlation of the involved and the own assets and characterizes dependence of the enterprise from the external sources.

Rf = f.1(r.430+r.480+r.620+r.630) / f.1r.380

- at the beginning of the year – 9.204;
- at the end of the year – 12.958.

Dependence of the enterprise from the external sources is very high at the end of the year – 8.2, then the optimum value is 1.

Own working assets security indicator (Ias) is calculated as correlation of the net operating capital value and the enterprise's working assets value and illustrate securing of the Company by the own working assets.

Ias = f.1(r.260-r.620) / f.1r.260

- at the beginning of the year - (-1.582);
- at the end of the year – (- 1.931).

The Company has negative own working assets security indicator at the beginning and at the end of the year, then the optimal value more than 0.

Own capital motion indicator (Icm) illustrates which part of the own capital is used for a financing of current activity, i.e. invested into the working assets, and which part is capitalized. The indicator is calculated as correlation of the net operating capital and the own capital.

Icm = f.1(r.260-r.620) / f.1r.380

- at the end of the year – (-5.067);
- at the end of the year – (- 8.034).

Own capital motion indicators' value mean that the financial position of the Company is unstable at the beginning and at the end of the reported year.

2.4. Analysis of a business activity of the Company.

Analysis of business activity of the Company gives an ability to analyze efficiency of the main activity that characterizes by fast turnover of the financial resources.

Indicator of assets turnover (Iat) is calculated as correlation of the net profit from the sale of goods (works, services) and the average value of the total balance sum of the enterprise and characterizes efficiency of use of existed resources, regardless of the sources of their involving.

Iat = f.2r.035 / f.1(r.280(col.3)+r.280(col.4)): 2

- at the end of the year – 0.632.

The indicator has tendency to the increasing at the end of the year.

Accounts receivable motion indicator (Iarm) is calculated as correlation of the net profit from the sale of goods (works, services) and the year average value of receivable accounts and illustrates accounts receivable turnover speed for the analyzed period, widening and decreasing of the commercial credit for the Company.

Iarm = f.2 r.035 / f.1 (amount (r.150:r.210) col.3+amount (r.150:r.210) col.4) / 2

- at the end of the year – 2.876.

Indicators' value mean that turnover speed of the accounts receivable is extremely low.

Accounts payable turnover indicator (Iapt) is calculated as correlation of the net profit from the sale of goods (works, services) and the year average value of the payable accounts and illustrates the payable accounts turnover speed for the analyzed period, widening and decreasing of the commercial credit for the Company.

Iapt = f.2r.035 / f.1(amount(r.520:r.600)col.3+amount(r.520:r.600)col.4) / 2

- at the end of the year – 0.825.

Indicators' value mean that turnover speed of the payable debts is extremely low.

Material inventories turnover indicator (Iit) is calculated as correlation of realized goods prime cost and the year average cost of material inventories and characterizes speed of the enterprises' material inventories realization.

Iit = f.2r.040 / f/1((r.100:r.140)col.3+(r.100+r.140)col.4) / 2

- at the end of the year – 9.477.

Volume of the indicator mean that the material inventories speed has decreased for 6 months of the reported year and has increased at the end of the year.

Own capital turnover indicator (Ioct) is calculated as correlation of the net profit from realization of goods (works, services) and the year average cost of the own capital of the Company and illustrates the efficiency of use of the enterprises' own capital.

Ioct = f.2r.035 / f.1(r.380(col.3)+r.380(col.4)):2

- at the end of the year – 7.412.

Value of the indicator mean that the fixed assets use efficiency has decreased.

Fixed assets turnover indicator (Ifat)

Ifat = f.2r.035 / f.1 (r.031(col.3)+r.031(col.4)):2

- at the end of the year – 0.234.

Value of the indicator means that the Company's main activity efficiency decreased. Existence of constant bad debt of the main debtor – State Enterprise "Energorynok" is an objective circumstance of the decreased efficiency of the Company.

2.5. Analysis of the Company's profitability.

Analysis of the Company's profitability gives an ability to determine the efficiency of fund financing into the enterprises' activity and rationality of their use.
Analysis of the Company's profitability is carried out by calculating of such indicators: assets profitability indicator, own capital profitability indicator, activity profitability indicator, output profitability indicator.

Assets profitability indicator (Iap) is calculated as correlation of the net profit of the enterprise to the year average assets cost and characterizes the efficiency of the enterprises' assets use.

Iap = f.2r.220(r.225) / f.1(r.280(col.3)+r.280(col.4)):2

- at the end of the year – (-0.032).

At the end of the year with the financial result – losses, the indicator has tendency to the decreasing and has negative value at optimal value">0, increasing".

Own capital profitability indicator (Iocp) is calculated as an attitude of the enterprises' net profit and the year average own capital cost and characterizes the efficiency of the enterprises' fund financing.

Iocp = f.2r.220(r.225) / f.1(r.380(col.3)+r.380(col.4)):2

- at the end of the year – (-0.378).

At the end of the year with the financial result – losses, the indicator has a tendency to the decreasing and has negative volume at optimal value ">0,increasing".

Activity profitability indicator (Iap) is calculated as correlation of the enterprises' net profit and the year average cost of the own capital, and characterizes the efficiency of the enterprises' business activity.

Iap = f.2r.220(r.225) / f.2r.035

- at the end of the year - (-0.051).

At the end of the year with the financial result – losses, the indicator has a tendency to the decreasing and has negative value at optimal value ">0, increasing".

Output profitability indicator (Iop) is calculated as correlation of the enterprises' net profit from realization of goods (works, services) and the expenditures for its producing and sale. It characterizes profitability of the enterprises' business activity in respect of the main activity.

Iop = f.2r.100(r.105)+r.190-r.060 / f.2(r.040+r.070+r.080)

- at the end of the year – 0.095.

Shares profitability indicator (Isp) at the end of the year constitutes negative value.

Isp = f.2r.320 / Market cost per 1 share

Dividend income indicator (Idi) at the end of the year constitutes 0.

Idi = f.2r.340 / Market cost per1 share

Dividend disburse indicator (Idd) at the end of the year constitutes 0.

Idd = dividend disburse per 1 share f.2r.340 / f.2r.320

Analysis of the Company's profitability illustrates that in result of unprofitable activity as for 2002 the enterprises' shares profitability indicator and dividend income indicator are negative.

3. Continuously functioning probability estimation (including probability of possible bankruptcy) of the Open Joint Stock Company "Dniproenergo".

For the estimation of continuously functioning probability (including probability of possible bankruptcy) the auditor used the indicators of financial position of the Company, analysis of which bring on into Section 2 of the conclusion "Analysis of the financial position of the OJSC "Dniproenergo". Indicators were additionally calculated pursuant to the "Methodical recommendations as for determine of enterprises' insolvency indications and indications of hiding bankruptcy activity, fictitious bankruptcy or bringing to a bankruptcy", approved by the Order of the Ministry of Economic of Ukraine, dated 17.01.01, No. 10, (further - Methods №1), and so generally accepted in the international practice Altman Z-account, which characterizes a bankruptcy possibility degree.

3.1. Analysis of a current solvency.

Pursuant to the Methods №1, "an economic indicator of current solvency indications (Sc) at existence of bad receivable accounts is the difference between the sum of existed monetary funds, their equivalents and other high liquid assets of the enterprise and its short-term obligations

Sc = f.1(r.040+r.045+r.220+r.230+r.240-r.620),

- at the beginning of the year - UAH (- 2 361 832 000.00);
- at the end of the year – UAH (– 2 406 446 000.00).

Negative volume of an algebraic sum of the indicated balance data attests to a current insolvency of the subject entrepreneurial activity ".

Negative volume of an algebraic sum of the indicated balance data attests to a current insolvency of the OJSC "Dniproenergo".

Pursuant to the Methods №1, "Financial position of the enterprise, which has current insolvency indications at the beginning and at the end of the reported period, complies to legislative determine of a debtor , that is not able to pay off its obligations regarding to taxes collections (compulsory payments), during three months after deadline for their payment".

Current solvency indicators attest to the current insolvency indications of the OJSC "Dniproenergo" at the beginning and at the end of the reported period.

3.2. Cover ratio (Cr).

Pursuant to the Methods №1, "Cover ratio characterizes the enterprises' working assets sufficiency for redemption of its debts and calculated as correlation of the working assets sum and the short-term obligations total sum as for bank loans, other loans and settlements with creditors".

Cr = f.1.r260 /f.1r.620

- at the beginning of the year – UAH .0.387;
- at the end of the year –UAH 0.341.

The indicators' analysis attests to the cover ratio during 2002 is lower than optimal value – 1.5. The indicators' dynamic illustrates a deterioration at the end of the reported year.

3.3. Own assets securing indicator (Ioas).

Pursuant to the Methods №1, "Own assets securing indicator characterizes the existence of own working assets of the enterprise, needed for its financial stable, and calculated as an attitude of a difference between own sources volume funds equated with them and the actual fixed assets cost and other nonnegotiable assets to the working assets cost existed on the enterprise – productive inventories, unfinished constructions, finished production, monetary funds, payable accounts and other working assets".

Ioas = f.1(r.380-r.080)f.1r.260

- at the beginning of the year –UAH (-1.843);
- at the end of the year –UAH (-2.115).

Data of analysis attests to the indicators' volume lower than the optimal value – 0.1

Analysis of current solvency indicator, of cover ratio, of own assets security indicator attests to the indications of critical insolvency that comply with the financial position of potential bankruptcy.

3.5. The Beever's indicator.

Pursuant to the Method №1, "For the purpose of timely revealing of the unsatisfied balance structure forming tendency of profitable entrepreneurial activity subject and for prior methods using, directed on avoiding of a bankruptcy, systematical express analysis of the financial stable of enterprises (financial monitoring) is carried out by means of the Beever's indicator (Ib). The indicator is calculated as correlation of the difference between the net profit and accrued depreciation to the sum of long-term and short-term obligations."

Ib = f.2(r.220-r.260) / f.1(r.480-r.620)

- at the end of the year – thousand UAH (-0.074).

The Beever's indicator analysis attests to the Company has the index of the Beever's indicator not higher of 0.2 units during 2002. It is an indication of the unsatisfied balance structure forming.

4. Conclusion.

The obtained information gives real and complete submission on the actual assets and liabilities structure of the Open Joint Stock Company "Dniproenergo". Bookkeeping and accepted accounting policy comply with the applicable law and regulation requirements.

The financial report is carried out on an actual bookkeeping data and admits financial information on the Company as of 31.12.02. completely and authentically, in compliance with legislative and regulation requirements as for bookkeeping reporting in Ukraine.

Financial position analysis attests to the current insolvency of the Open Joint Stock Company "Dniproenergo" and an existence of critical insolvency indications and probability of possible bankruptcy of the OJSC "Dniproenergo".

Director

LLC "Auditservice -LVF" [signature] **L.V. Fomenko**

Certificate of the Audit Chamber of Ukraine
A No. 000388, dated 02.11.95
Address:
117 "a" Lenin Anenue, Zaporizhzhia
Telephone/telefax: 63-01-97

Attachment 4

Information on financial and business activities to be published by the issuer in printed mass media

Name of the issuer	Open Joint Stock Company "Dniproenergo"
EDRPOU code	00130872
No. of state registration certificate	No. 9102-3П
Date of issuance of state registration certificate	08.04.1998
Location (mail address) of the issuer	2 Hrebelna St., 69096, Zaporizhzhia
Interregional code and telephone	(0612) 58-23-23
Fax	58-23-55
E-mail	ocb@gc.dnepr.energy.gov.ua
Basic types of activities (code)	(description)
11110	Thermal power plants
61110	General type building organizations
71130	Wholesale trade of private organizations, except for consumer cooperation
90215	Heat supply
14913	Repairing of meters
Number of shareholders	9308
Number of issuer's employees as at the end of the reported period	10071
Charter capital (thousand UAH)	98100.0
Nominal value of a common share (UAH)	25.00
Number of common shares (pieces)	3 923 998
Portion of common shares in the charter capital (%)	100.0
Number of preferred shares (pieces)	0
Portion of preferred shares in the charter capital (%)	0.0
Total value of outstanding bonds according to their nominal value (thousand UAH)	0.0
Date of the last shareholders' meeting (for OJSC)	26 March 2002
Address at which issuer's annual report is available	2 Hrebelna St., 69096, Zaporizhzhia
Date of the first payment of dividends (if any)	----
Deadline for dividend payment	----
Date of the first payment of interest on bonds	----
Deadline for payment of interest on bonds	----
Bond maturity date	----

Legal entities serving the issuer	Name	Location	Number of license (permit)
Registrar of the issuer	OJSC Financial company "Ukrnaftogas"	02090, Kyiv, Prazska St.,5	AA No. 558112
Securities custodian	----		
Depositary of the issuer	----		
Securities traders with whom securities distribution agreement are concluded	----		
Legal entities authorized by the issuer to sell (purchase) its securities	----		
Legal entities authorized by the issuer to pay income on its securities	----		
Auditors (auditing firms) providing auditing services to the issuer	LLC Auditing firm "Auditservice - LVF"	69095, Zaporizhzhia 117a Lenin Avenue	1253

Main indicators of financial and business activities		
Indicator	***Year***	
	Reported	***Previous***
Net revenue (proceeds) from the sale of products (goods, works, services) (thousand, UAH)	1 814 816.0	1 972 243.0
Cost of sales (goods, works, services) (thousand, UAH)	1 628 475.0	1 717 043.0
Net profits (losses) (thousand, UAH)	- 92 615.0	- 1 381 467.0
Fixed assets (thousand, UAH)	1 950 535.0	2 034 192.0
Working assets (thousand, UAH)	827 996.0	930 871.0
Long-term liabilities (thousand, UAH)	152 036.0	270 880.0
Current liabilities (thousand, UAH)	2 427 227.0	2 403 397.0
Percentage of net profits directed for the payment of dividends on preferred shares (thousand, UAH)	0.0	0.0
Annual number of common shares (pieces)	3 923 998	3 923 998
Net profit per one common share (UAH)	0.0	0.0
Dividends accrued on one common share (UAH)	0.0	0.0
Aggregate amount of funds spent by the issuer to redeem shares during a year (thousand, UAH)	0.0	0.0
Number of shares redeemed by the issuer during a year (pieces)	0	0
Aggregate amount of funds spent by the issuer to redeem bonds during a year (thousand, UAH)	0.0	0.0
Sum of the paid interest on bonds (thousand, UAH)	0.0	0.0
Number of bonds redeemed by the issuer during a year (pieces)	0	0

By the decision of the Supervisory Counsil in May of the reported year Bochkariov Hennadiy Kostyantynovych was removed from the staff of the Board.

There was no additional issue of shares in 2002.

Financial result of the Company's activity for 2002 amounted losses 92 615 000 UAH.

BALANCE SHEET OF THE COMPANY

AS OF 31.12.2002

		CODES
	Date (year, month, day)	2002 / 12 / 31
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory:	as to KOATUU	2310136900
Ownership: COLLECTIVE PROPERTY	as to KFV	20
State management authority:	as to SPODU	06024
Branch: industrial	as to ZKGNG	11110
Type of economic activity:	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporizhzhia, Hrebelna Str., 2.

Form No. 1 as to DKUD 1801001

ASSETS	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets: -residual value	010	380.0	2 119.0
-initial value	011	772.0	2 674.0
-depreciation	012	(392.0)	(555.0)
Uncompleted constructions	020	108 724.0	80 277.0
Fixed capital: -residual value	030	1 863 809.0	1 730 937.0
-initial value	031	7 698 890.0	7 755 404.0
-depreciation	032	(5 835 081.0)	(6 024 467.0)
Long-term financial investment: -that accounted under method of sharing in the capital of other enterp.	040	6 944.0	6 681.0

-other financial investments	045	133.0	133.0
Long-term accounts payable	050	0.0	18 998.0
Delay tax assets	060	54 202.0	111 390.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**2 034 192.0**	**1 950 535.0**
2. WORKING ASSETS			
Inventories: -production inventories	100	190 658.0	152 798.0
-animals under growing and feeding	110	0.0	0.0
-uncompleted production	120	2.0	8.0
-finished products	130	0.0	0.0
-goods	140	90.0	104.0
Promissory notes received	150	96 598.0	64 711.0
Account receivable for goods, works, services: -purchase value	160	414 989.0	484 269.0
-initial value	161	2 260 537.0	2 537 161.0
-reserve of doubtful debts	162	(1 845 548.0)	(2 052 892.0)
Account receivable for settlements : -with the budget	170	15.0	2.0
-on granted advance	180	39 149.0	56 152.0
-on taxation payments	190	0.0	0.0
-of internal settlements	200	0.0	0.0
Other account receivable	210	94 725.0	11 600.0
Short-term financial investment	220	0.0	0.0
Monetary funds and settlements: - settlement account	230	34 488.0	13 967.0
- currency account	240	0.0	0.0
- other working assets	250	60 157.0	44 385.0
Section 2 total	**260**	**930 871.0**	**827 996.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**90.0**	**99.0**
BALANCE (Sum of rows 080, 260, 270)	**280**	**2 965 153.0**	**2 778 630.0**

LIABILITIES	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. OWN CAPITAL			
Charter fund (capital)	300	98 100.0	98 100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	1 960 611.0	1 957 779.0
Reserve capital	340	15 338.0	15 338.0
Undistributed profit	350	0.0	0.0
Uncovered losses	352	-1 783 470.0	-1 872 149.0
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**290 579.0**	**199 068.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	0.0
Target - oriented financing	420	295.0	0.0
Sections 2 total	**430**	**295.0**	**0.0**
3. LONG - TERM LIABILITIES			
Long term bank loans	440	118 651.0	109 459.0
Other long-term finance liabilities	450	32 500.0	2 252.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	119 729.0	40 325.0
Section 3 total	**480**	**270 880.0**	**152 036.0**
4. CURRENT LIABILITIES			

Short term bank loans	500	54 786.0	53 600.0
Current indebtedness under long term liabilities	510	0.0	28 868.0
Issued notes	520	121 436.0	128 846.0
Account payable for goods, works and services	530	1 696 145.0	1 552 245.0
Current liabilities for settlements : -with respect to advance payments received	540	5 837.0	163.0
-with the budget	550	332 657.0	392 444.0
-with respect to non-budgetary payments	560	33 302.0	50 985.0
-with respect to insurance	570	2 351.0	2 800.0
-with respect to salaries	580	4 695.0	5 992.0
-with participants	590	34 779.0	34 779.0
-with subsidiaries	600	0.0	0.0
Other current liabilities	610	117 409.0	176 505.0
Section 4 total	**620**	**2 403 397.0**	**2 427 227.0**
5. REVENUES OF FUTURE PERIODS	**630**	**2.0**	**299.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**2 965 153.0**	**2 778 630.0**

2002 FINANCIAL RESULTS REPORT

Form No. 2 as to DKUD 1801003

1. Financial results

Description	Row code	Accounting year	Past year
1	2	3	4
Products sales revenue (goods, works, services)	010	2 177 822.0	2 366 752.0
Value added tax	015	(362 963.0)	(394 449.0)
Excise duty	020	0.0	0.0
	025	(43.0)	(60.0)
Other use of revenue	`030	0.0	0.0

Net revenue of sold products (work, services)	035	1 814 816.0	1 972 243.0
Costs for production of sold products (work, services)	040	(1 628 475.0)	(1 717 043.0)
Gross:			
- profit	050	186 341.0	255 200.0
- losses	055	0.0	0.0
Other operational revenues	060	69 845.0	499 444.0
Administrative expenses	070	(27 691.0)	(20 678.0)
Commercial costs	080	(1 009.0)	(232.0)
Other operational costs and expenses	090	(271 042.0)	(2 369 840.0)
Financial results of operational activity:			
- profit	100	0.0	0.0
- losses	105	(43 556.0)	(1 636 106.0)
Revenues from sharing in the capital	110	0.0	0.0
Other financial revenues	120	38.0	0.0
Other revenues	130	6 273.0	11 599.0
Financial losses	140	(12 684.0)	20 284.0)
Losses from sharing in the capital	150	(360.0)	(582.0)
Other losses	160	(12 128.0)	(31 150.0)
Financial results of usual activity:			
- total profit	170	0.0	0.0
- total losses	175	(62 417.0)	(1 676 523.0)
Profit tax	180	30 112.0	17 520.0
Financial results of usual activity:			
- balance sheet profit	190	0.0	0.0
- balance sheet losses	195	(92 529.0)	(1 694 043.0)
Unusual:			
- profit	200	0.0	312 576.0
- losses	205	(86.0)	0.0
Tax from unusual profit	210	0.0	0.0
Net:			
- profit	220	0.0	0.0
- losses	225	(92 615.0)	(1 381 467.0)

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	1 344 510.0	1 516 110.0
Salary expenses	240	88 431.0	67 969.0
Allocations for social arrangements	250	32 674.0	24 536.0
Depreciation	260	193 225.0	80 592.0
Other costs	270	267 434.0	2 361 137.0
Total	**280**	**1 926 274.0**	**4 050 344.0**

3. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	3 923 998.0	3 923 998.0
Adjusted quantity of common shares	310	0.0	0.0
Net profit per one common share	320	-24.0	- 344.0
Adjusted net profit per one share	330	0.0	0.0
Dividends per one common share	340	0.0	0.0

(published in the Ukrainian Investment Newspaper No. 17 on May 9, 2003)

Attachment 5

Information on bringing an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity brining notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (percentage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (percentage)
The Ministry of fuel and energy of Ukraine SHC "Rovenkyantratsyt"	06\02\02	12 320 783. 93	12. 56	0.0
The Ministry of fuel and energy of Ukraine SHC "Rovenkyantratsyt"	06\02\02	32 267 566. 13	32. 89	0.0
State Committee of Ukraine of state material reserve	07\02\02	109 324 475. 68	111. 44	0.0

Notes: Amount of claim against cost of fixed and working assets of the Issuer as per balance as of the beginning of the reporting year is not shown, due to the balance for 2001 was not composed as of 02 / 07/ 2002

(published in the *Bulletin of Ukrainian Securities* No.37-38 (441-442), 15 February 2002)

Attachment 6

Information on changes in the personnel service staff of the Issuer

OJSC "Dniproenergo"

Position	Surname, first name, second name	Owes a part in statutory fund of the Issuer (%)	Changes (appointed/discharged)	Decision passing date
A Member of the Board	Bochkariov Hennadiy Kostyantynovych	0. 01450	Discharged	14/05/2002
Note: by the decision of the Supervisory Council in May of the reported year Bochkariov Hennadiy Konstyantynovych was removed from the staff of the Board				

(published in the *Bulletin of Ukrainian Securities*, No.118 (522) on 24 May, 2002)

Attachment 7

Information on bringing an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the

OJSC "Dniproenergo"

Entity brining notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (percentage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (percentage)
State Company " Ukrtransgas" NJSC"Naftogas of Ukraine"	17\06\02	107 977.66	110.07	3.64

(published in the *Bulletin of Ukranian Securities* No.145-146 (549-550), 26 June 2002)

Attachment 8

Information on bringing an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity brining notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (percentage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (percentage)
Open Joint-Stock Company "Energogidromekhanizatsiya"	16/08/2002	10 232.12	10.43	0.35

(published in the *Bulletin of Ukrainian Securities* No.197-198 (601-602), 26 August 2002)

Attachment 9

Information on bringing an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity brining notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (percentage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (percentage)
State Committee of Ukraine of State material reserve	20/11/2002	72 581.48	73.99	2.45

Information on bringing an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity brining notice of claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (percentage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (percentage)
State Committee of Ukraine of State material reserve	22/11/2002	354 064.16	360.90	11.95

(published in the *Bulletin of Ukrainian Securities* No.279-280 (683-684), 29 November 2002)

Attachment 10

Information on brining an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity filing a claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
State Company "Gas of Ukraine" National Joint-Stock Company "Naftogas of Ukraine"	09\ 12\ 2002	11751.51	11.98	0.40
State Company "Gas of Ukraine" National Joint-Stock Company "Naftogas of Ukraine"	09\ 12\ 2002	179551.48	183.03	6.06

(published in the *Bulletin of Ukrainian Securities*, No.294 (698), 17 December 2002)

Attachment 11

Information on brining an action against the issuer for the amount exceeding 10 % of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Entity filing a claim	Date of notice of claim	Amount of claim (thousand UAH)	Amount of claim against the charter capital as on the beginning of the reported period (persantage)	Amount of claim against the amount of the fixed assets & working capital as per the balance sheet on the beginning of the reported period (persantage)
State Company "Gas of Ukraine" National Joint-Stock Company "Naftogas of Ukraine"	17\ 12\ 2002	102684.78	104.67	3.47
State Company "Gas of Ukraine" National Joint-Stock Company "Naftogas of Ukraine"	17\ 12\ 2002	92248.77	94.04	3.11
Closed Joint-Stock Company "Corporation Stal"	17\ 12\ 2002	19616.04	20.00	0.66

(published in the *Bulletin of Ukrainian Securities*, No.299-300 (703-704), 23 December 2002)

Attachment 12

Appendix

to the Accounting Form (standard) 2

BALANCE SHEET OF THE COMPANY

AS OF 30.06.2002

		CODES
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	130872
Territory:	as to KOATUU	
Ownership: COLLECTIVE PROPERTY	as to KFV	
State management authority:	as to SPODU	
Branch: industrial	as to ZKGNG	
Type of economic activity:	as to KVED	110
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporizhzhia region, Zaporizhzhia, Hrebelna Str., 2.

Form No. 1 as to DKUD 1801001

ASSETS	**Row code**	**At the beginning of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets: - residual value	010	380.0	344.0
- initial value	011	772.0	779.0
- depreciation	012	392.0	435.0
Uncompleted constructions	020	108 726.0	127 700.0
Fixed capital: - residual value	030	1 862 567.0	1 771 813.0

- initial value	031	7 680 253.0	7 684 592.0
- depreciation	032	5 817 686.0	5 912 779.0
Long-term financial investment: - that accounted under method of sharing in the capital of other enterprises	040	7 069.0	6 911.0
- other financial investments	045	133.0	133.0
Long-term accounts payable	050	0.0	0.0
Delay tax assets	060	54 202.0	54 202.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**2 033 077.0**	**1 961 103.0**
2. WORKING ASSETS			
Inventories: - production inventories	100	190 625.0	213 728.0
- animals under growing and feeding	110	0.0	0.0
- uncompleted production	120	2.0	311.0
- finished products	130	0.0	0.0
- goods	140	90.0	110.0
Promissory notes received	150	96 598.0	94 713.0
Account receivable for goods, works, services: - purchase value	160	412 788.0	458 681.0
- initial value	161	2 258 336.0	2 354 083.0
- reserve of doubtful debts	162	1 845 548.0	1 895 402.0
Account receivable for settlements: - with the budget	170	15.0	2.0
- on granted advance	180	39 149.0	39 924.0
- on taxation payments	190	0.0	0.0
- of internal settlements	200	0.0	0.0
Other account receivable	210	95 326.0	12 693.0
Short-term financial investment	220	0.0	0.0

Monetary funds and settlements:			
- settlement account	230	34 488.0	11 111.0
- currency account	240	0.0	0.0
- other monetary funds	250	60 157.0	49 620.0
Section 2 total	**260**	**929 238.0**	**880 893.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**90.0**	**68.0**
BALANCE (Sum of rows 080, 260, 270)	**280**	**2 962 405.0**	**2 842 064.0**

LIABILITIES	**Row code**	**At the beginnin of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. OWN CAPITAL			
Charter fund (capital)	300	98 100.0	98 100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	1 970 628.0	1 967 766.0
Reserve capital	340	15 338.0	15 338.0
Undistributed profit	350	-1 830 377.0	-1 811 695.0
Uncovered losses	352	0.0	0.0
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**253 689.0**	**269 509.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	0.0
Target - oriented financing	420	295.0	0.0
Sections 2 total	**430**	**295.0**	**0.0**

3. LONG - TERM LIABILITIES			
Long term bank loans	440	118 651.0	109 386.0
Other long term finance liabilities	450	32 500.0	32 500.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	119 729.0	33 164.0
Section 3 total	**480**	**270 880.0**	**175 050.0**
4. CURRENT LIABILITIES			
Short term bank loans	500	54 786.0	22 005.0
Current indebtedness under long term liabilities	510	0.0	11 659.0
Issued notes	520	121 436.0	121 437.0
Account payable for goods, works and services	530	1 577 596.0	1 567 633.0
Current liabilities for settlements: - with respect to advance payments received	540	5 837.0	107.0
- with the budget	550	332 086.0	367 960.0
- with respect to non-budgetary payments	560	33 302.0	50 985.0
- with respect to insurance	570	2 969.0	2 623.0
- with respect to salaries	580	4 695.0	5 137.0
- with participants	590	34 779.0	34 779.0
- with subsidiaries	600	0.0	0.0
Other current liabilities	610	270 053.0	212 880.0
Section 4 total	**620**	**2 437 539.0**	**2 397 205.0**
5. REVENUES OF FUTURE PERIODS	**630**	**2.0**	**300.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**2 962 405.0**	**2 842 064.0**

Manager ____________ [signature] **Serhiy Andriyovych Popov**

Chief accountant ____________ [signature] **Anatoliy Mykhailovych Huschyn**

Attachment 13

Appendix

to the Accounting Form 3 (standard)

FINANCIAL RESULTS REPORT

AS OF 31.06.2002

		CODES
	Date (year, month, day)	31 \ 06 \ 02
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	130872
Territory: 2310136900	as to KOATUU	
State management authority:	as to SPODU	
Branch: industrial	as to ZKGNG	
Type of economic activity:	as to KVED	110
Measuring unit: UAH thousand	Controlling amount	

Form No 2 as to DKUD 1801003

1. Financial results

Description	**Row Code**	**Accounting Year**	**Past year**
1	**2**	**3**	**4**
Products sales revenue (goods, works, services)	010	981 716.0	1 092 692.0
Value added tax	015	163 616.0	182 112.0
Excise duty	020	0.0	0.0
	025	19.0	23.0
Other use of revenue	`030	0.0	0.0
Net revenue of sold products (work, services)	035	818 081.0	910 557.0
Costs for production of sold products (work, services)	040	720 262.0	778 120.0

Gross: - profit	050	97 819.0	132 437.0
- losses	055	0.0	0.0
Other operational revenues	060	64 261.0	117 598.0
Administrative expenses	070	13 096.0	8 919.0
Commercial costs	080	352.0	92.0
Other operational costs and expenses	090	86 729.0	107 683.0
Financial results of operational activity: - profit	100	61 903.0	133 341.0
- losses	105	0.0	0.0
Revenues from sharing in the capital	110	0.0	36.0
Other financial revenues	120	0.0	0..0
Other revenues	130	2 372.0	4 269.0
Financial losses	140	6 733.0	11 592.0
Losses from sharing in the capital	150	158.0	0.0
Other losses	160	2 126.0	1 065.0
Financial results of usual activity: - total profit	170	55 258.0	124 989.0
- total losses	175	0.0	0.0
Profit tax	180	37 570.0	43 876.0
Financial results of usual activity: - balance sheet profit	190	17 688.0	81 113.0
- balance sheet losses	195	0.0	0.0
Unusual: - profit	200	0.0	254 929.0
- losses	205	0.0	0.0
Tax from unusual profit	210	0.0	0.0
Net: - profit	220	17 688.0	336 042.0
- losses	225	0.0	0.0

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	590 452.0	715 943.0
Salary expenses	240	38 252.0	29 173.0
Allocations for social arrangements	250	14 160.0	10 558.0
Depreciation	260	96 062.0	26 150.0
Other costs	270	81 624.0	64 759.0
Total	280	820 550.0	846 583.0

2. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	3 923 998.0	0.0
Adjusted quantity of common shares	310	0.0	0.0
Net profit per one common share	320	4.51	0.0
Adjusted net profit per one share	330	0.0	0.0
Dividends per one common share	340	0.0	0.0

Manager ____________________ [signature] **Popov S. A.**

Chief Accountant ____________________ [signature] **Huschin A. M.**

Attachment 14

Appendix

to the Accounting Form (standard) 2

BALANCE SHEET OF THE COMPANY

AS OF 30.09.2002

		CODES
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	130872
Territory:	as to KOATUU	
Ownership: COLLECTIVE PROPERTY	as to KFV	
State management authority:	as to SPODU	
Branch: industrial	as to ZKGNG	
Type of economic activity:	as to KVED	110
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporizhzhia region, Zaporizhzhia, Hrebelna Str., 2.

Form No 1 as to DKUD 1801001

ASSETS	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets: - residual value	010	380.0	2 186.0
- initial value	011	772.0	2 662.0
- depreciation	012	392.0	476.0
Uncompleted constructions	020	108 726.0	132 042.0
Fixed capital: - residual value	030	1 862 567.0	1 721 510.0
- initial value	031	7 680 253.0	7 680 125.0

- depreciation	032	5 817 686.0	5 958 615.0
Long-term financial investment: - that accounted under method of sharing in the capital of other enterp.	040	7 069.0	6 911.0
- other financial investments	045	133.0	133.0
Long-term accounts payable	050	0.0	0.0
Delay tax assets	060	54 202.0	54 202.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**2 033 077.0**	**1 916 984.0**
2. WORKING ASSETS			
Inventories: - production inventories	100	190 651.0	200 359.0
- animals under growing and feeding	110	0.0	0.0
- uncompleted production	120	2.0	310.0
- finished products	130	0.0	2.0
- goods	140	90.0	102.0
Promissory notes received	150	96 598.0	94 711.0
Account receivable for goods, works, services: - purchase value	160	414 988.0	472 230.0
- initial value	161	2 260 536.0	2 429 998.0
- reserve of doubtful debts	162	1 845 548.0	1 957 768.0
Account receivable for settlements: - with the budget	170	15.0	2.0
- on granted advance	180	39 149.0	31 189.0
- on taxation payments	190	0.0	0.0
- of internal settlements	200	0.0	0.0
Other account receivable	210	94 715.0	11 026.0
Short-term financial investment	220	0.0	0.0
Monetary funds and settlements: - settlement account	230	34 488.0	23 373.0
- currency account	240	0.0	0.0

- other working assets	250	60 157.0	47 964.0
Section 2 total	**260**	**930 853.0**	**881 268.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**90.0**	**38.0**
BALANCE (Sum of rows 080, 260, 270)	**280**	**2 964 020.0**	**2 798 290.0**

LIABILITIES	**Row code**	**At the beginning *of the year***	**At the end *of the year***
1	**2**	**3**	**4**
1. OWN CAPITAL			
Charter fund (capital)	300	98 100.0	98 100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	1 960 611.0	1 961 054.0
Reserve capital	340	15 338.0	15 338.0
Undistributed profit	350	-1 818 869.0	-1 860 686.0
Uncovered losses	352	0.0	0.0
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**255 180.0**	**213 806.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	0.0
Target - oriented financing	420	295.0	0.0
Sections 2 total	**430**	**295.0**	**0.0**
3. LONG - TERM LIABILITIES			
Long term bank loans	440	118 651.0	109 400.0
Other long term finance liabilities	450	2 252.0	2 252.0

Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	131 828.0	43 236.0
Section 3 total	**480**	**252 731.0**	**154 888.0**
4. CURRENT LIABILITIES			
Short term bank loans	500	54 786.0	30 346.0
Current indebtedness under long term liabilities	510	18 149.0	29 331.0
Issued notes	520	121 436.0	121 437.0
Account payable for goods, works and services	530	1 578 274.0	1 579 846.0
Current liabilities for settlements: - with respect to advance payments received	540	5 837.0	2 135.0
- with the budget	550	332 150.0	362 432.0
- with respect to non-budgetary payments	560	33 302.0	50 985.0
- with respect to insurance	570	2 351.0	2 896.0
- with respect to salaries	580	4 695.0	5 920.0
- with participants	590	34 779.0	34 779.0
- with subsidiaries	600	0.0	0.0
Other current liabilities	610	270 053.0	209 190.0
Section 4 total	**620**	**2 455 812.0**	**2 798 290.0**
5. REVENUES OF FUTURE PERIODS	**630**	**2.0**	**299.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**2 964 020.0**	**2 798 290.0**

Manager ________________ [signature] **Serhiy Andriyovych Popov**

Chief accountant ________________ [signature] **Anatoliy Mykhailovych Huschyn**

Attachment 15

Appendix

to the Accounting Form (standard) 3

FINANCIAL RESULTS REPORT

AS OF 30.09.2002

CODES

	Date (year, month, day)	\ \ 01
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	130872
Territory: 2310136900	as to KOATUU	
State management authority:	as to SPODU	
Branch: industrial	as to ZKGNG	
Type of economic activity:	as to KVED	110
Measuring unit: UAH thousand	Controlling amount	
	Form No. 2 as to DKUD	1801003

1. Financial results

Description	Row code	Accounting year	Past year
1	2	3	4
Products sales revenue (goods, works, services)	010	1 492 486.0	1 646 596.0
Value added tax	015	248 743.0	274 426.0
Excise duty	020	0.0	0.0
	025	28.0	36.0
Other use of revenue	`030	0.0	0.0
Net revenue of sold products (work, services)	035	1 243 715.0	1 372 134.0
Costs for production of sold products (work, services)	040	1 107 924.0	1 194 699.0
Gross: - profit	050	135 791.0	177 435.0

- losses	055	0.0	0.0
Other operational revenues	060	69 990.0	153 493.0
Administrative expenses	070	19 922.0	14 444.0
Commercial costs	080	636.0	150.0
Other operational costs and expenses	090	158 837.0	141 208.0
Financial results of operational activity: - profit	100	26 386.0	175 126.0
- losses	105	0.0	0.0
Revenues from sharing in the capital	110	0.0	9.0
Other financial revenues	120	0.0	0.0
Other revenues	130	3 339.0	7 247.0
Financial losses	140	8 193.0	13 481.0
Losses from sharing in the capital	150	158.0	48.0
Other losses	160	12 410.0	10 694.0
Financial results of usual activity: - total profit	170	8 964.0	158 159.0
- total losses	175	0.0	0.0
Profit tax	180	54 308.0	77 253.0
Financial results of usual activity: - balance sheet profit	190	0.0	80 906.0
- balance sheet losses	195	45 344.0	0.0
Unusual: - profit	200	0.0	277 543.0
- losses	205	0.0	0.0
Tax from unusual profit	210	0.0	0.0
Net: - profit	220	0.0	358 449.0
- losses	225	45 344.0	0.0

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	903 138.0	1 093 362.0
Salary expenses	240	63 460.0	47 071.0
Allocations for social arrangements	250	23 067.0	17 061.0
Depreciation	260	143 490.0	38 426.0
Other costs	270	154 215.0	114 998.0
Total	280	1 287 370.0	1 310 918.0

2. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	3 923 998.0	0.0
Adjusted quantity of common shares	310	0.0	0.0
Net profit per one common share	320	-11.56	0.0
Adjusted net profit per one share	330	0.0	0.0
Dividends per one common share	340	0.0	0.0

Manager ____________ [signature] **Serhiy Andriyovych Popov**

Chief accountant ____________ [signature] **Anatoliy Mykhailovych Huschyn**

Attachment 16

Appendix

to the Accounting Form (standard) 2

BALANCE SHEET OF THE COMPANY

AS OF 31.12.2002

CODES

Date (year, month, day) 2002 / 12 / 31

Enterprise: **the OJSC "Dniproenergo"** as to EDRPOU 00130872

Territory: as to KOATUU 06024

Ownership: COLLECTIVE PROPERTY as to KFV 20

State management authority: as to SPODU 1094

Branch: industrial as to ZKGNG 11110

Type of economic activity: as to KVED

Measuring unit: UAH thousand Controlling amount

Address: 69096, Zaporizhzhia, Hrebelna Str., 2.

Form No 1 as to DKUD 1801001

ASSETS	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets: -residual value	010	380.0	2 119.0
-initial value	011	772.0	2 674.0
-depreciation	012	(392.0)	(555.0)
Uncompleted constructions	020	108 724.0	80 277.0
Fixed capital: -residual value	030	1 863 809.0	1 730 937.0
-initial value	031	7 698 890.0	7 755 404.0

-depreciation	032	(5 835 081.0)	(6 024 467.0)
Long-term financial investment: -that accounted under method of sharing in the capital of other enterp.	040	6 944.0	6 681.0
-other financial investments	045	133.0	133.0
Long-term accounts payable	050	0.0	18 998.0
Delay tax assets	060	54 202.0	111 390.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**2 034 192.0**	**1 950 535.0**
2. WORKING ASSETS			
Inventories: -production inventories	100	190 658.0	152 798.0
-animals under growing and feeding	110	0.0	0.0
-uncompleted production	120	2.0	8.0
-finished products	130	0.0	0.0
-goods	140	90.0	104.0
Promissory notes received	150	96 598.0	64 711.0
Account receivable for goods, works, services: -purchase value	160	414 989.0	484 269.0
-initial value	161	2 260 537.0	2 537 161.0
-reserve of doubtful debts	162	(1 845 548.0)	(2 052 892.0)
Account receivable for settlements : -with the budget	170	15.0	2.0
-on granted advance	180	39 149.0	56 152.0
-on taxation payments	190	0.0	0.0
-of internal settlements	200	0.0	0.0
Other account receivable	210	94 725.0	11 600.0
Short-term financial investment	220	0.0	0.0
Monetary funds and settlements: - settlement account	230	34 488.0	13 967.0
- currency account	240	0.0	0.0
- other working assets	250	60 157.0	44 385.0

Section 2 total	**260**	**930 871.0**	**827 996.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**90.0**	**99.0**
BALANCE (Sum of rows 080, 260, 270)	**280**	**2 965 153.0**	**2 778 630.0**

LIABILITIES	**Row code**	**At the beginning of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. OWN CAPITAL			
Charter fund (capital)	300	98 100.0	98 100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	1 960 611.0	1 957 779.0
Reserve capital	340	15 338.0	15 338.0
Undistributed profit	350	0.0	0.0
Uncovered losses	352	-1 783 470.0	-1 872 149.0
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**290 579.0**	**199 068.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	0.0
Target - oriented financing	420	295.0	0.0
Sections 2 total	**430**	**295.0**	**0.0**
3. LONG - TERM LIABILITIES			
Long term bank loans	440	118 651.0	109 459.0
Other long-term finance liabilities	450	32 500.0	2 252.0
Deferred tax indebtedness	460	0.0	0.0

Other liabilities	470	119 729.0	40 325.0
Section 3 total	**480**	**270 880.0**	**152 036.0**
4. CURRENT LIABILITIES			
Short term bank loans	500	54 786.0	53 600.0
Current indebtedness under long term liabilities	510	0.0	28 868.0
Issued notes	520	121 436.0	128 846.0
Account payable for goods, works and services	530	1 696 145.0	1 552 245.0
Current liabilities for settlements : -with respect to advance payments received	540	5 837.0	163.0
-with the budget	550	332 657.0	392 444.0
-with respect to non-budgetary payments	560	33 302.0	50 985.0
-with respect to insurance	570	2 351.0	2 800.0
-with respect to salaries	580	4 695.0	5 992.0
-with participants	590	34 779.0	34 779.0
-with subsidiaries	600	0.0	0.0
Other current liabilities	610	117 409.0	176 505.0
Section 4 total	**620**	**2 403 397.0**	**2 427 227.0**
5. REVENUES OF FUTURE PERIODS	**630**	**2.0**	**299.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**2 965 153.0**	**2 778 630.0**

Manager ____________________ **Serhiy Andriyovych Popov**
[signature]

Chief accountant ____________________ **Anatoliy Mykhailovych Huschyn**
[signature]

03 JUL 15 AM 7:21

File No. 82 - 4844

Attachment 17

Appendix

to the Accounting Form (standard) 3

2002 FINANCIAL RESULTS REPORT

CODES

Date (year, month, day) 2002\12\31

Enterprise: **the OJSC "Dniproenergo"** as to EDRPOU 00130872

Territory: 2310136900 as to KOATUU 2310136900

State management authority: as to SPODU 06024

Branch: industrial as to ZKGNG 11110

Type of economic activity: as to KVED 40101

Measuring unit: UAH thousand Controlling amount

Form No. 2 as to DKUD 1801003

1. Financial results

Description	**Row code**	**Accounting year**	**Past year**
1	**2**	**3**	**4**
Products sales revenue (goods, works, services)	010	2 177 822.0	2 366 752.0
Value added tax	015	(362 963.0)	(394 449.0)
Excise duty	020	0.0	0.0
	025	(43.0)	(60.0)
Other use of revenue	`030	0.0	0.0
Net revenue of sold products (work, services)	035	1 814 816.0	1 972 243.0
Costs for production of sold products (work, services)	040	(1 628 475.0)	(1 717 043.0)

Gross: - profit	050	186 341.0	255 200.0
- losses	055	0.0	0.0
Other operational revenues	060	69 845.0	499 444.0
Administrative expenses	070	(27 691.0)	(20 678.0)
Commercial costs	080	(1 009.0)	(232.0)
Other operational costs and expenses	090	(271 042.0)	(2 369 840.0)
Financial results of operational activity: - profit	100	0.0	0.0
- losses	105	(43 556.0)	(1 636 106.0)
Revenues from sharing in the capital	110	0.0	0.0
Other financial revenues	120	38.0	0.0
Other revenues	130	6 273.0	11 599.0
Financial losses	140	(12 684.0)	20 284.0)
Losses from sharing in the capital	150	(360.0)	(582.0)
Other losses	160	(12 128.0)	(31 150.0)
Financial results of usual activity: - total profit	170	0.0	0.0
- total losses	175	(62 417.0)	(1 676 523.0)
Profit tax	180	30 112.0	17 520.0
Financial results of usual activity: - balance sheet profit	190	0.0	0.0
- balance sheet losses	195	(92 529.0)	(1 694 043.0)
Unusual: - profit	200	0.0	312 576.0
- losses	205	(86.0)	0.0
Tax from unusual profit	210	0.0	0.0
Net: - profit	220	0.0	0.0
- losses	225	(92 615.0)	(1 381 467.0)

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	1 344 510.0	1 516 110.0
Salary expenses	240	88 431.0	67 969.0
Allocations for social arrangements	250	32 674.0	24 536.0
Depreciation	260	193 225.0	80 592.0
Other costs	270	267 434.0	2 361 137.0
Total	**280**	**1 926 274.0**	**4 050 344.0**

3. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	3 923 998.0	3 923 998.0
Adjusted quantity of common shares	310	0.0	0.0
Net profit per one common share	320	-24.0	- 344.0
Adjusted net profit per one share	330	0.0	0.0
Dividends per one common share	340	0.0	0.0

Manager ____________________ **Serhiy Andriyovych Popov**
[signature]

Chief accountant ____________________ **Anatoliy Mykhailovych Huschyn**
[signature]

Attachment 18

Appendix

to the Accounting Form (standard) 2

BALANCE SHEET OF THE COMPANY

AS OF 31.03.2003

CODES

Date (year, month, day) / / 01

Enterprise: **the OJSC "Dniproenergo"** as to EDRPOU 130872

Territory: as to KOATUU

Ownership: COLLECTIVE PROPERTY as to KFV

State management authority: as to SPODU

Branch: industrial as to ZKGNG

Type of economic activity: as to KVED 110

Measuring unit: UAH thousand Controlling amount

Address: 69096, Zaporizhzhia, Hrebelna Str., 2.

Form No 1 as to DKUD 1801001

ASSETS	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets: -residual value	010	2 119.0	2 060.0
-initial value	011	2 674.0	2 678.0
-depreciation	012	(555.0)	(618.0)
Uncompleted constructions	020	70 630.0	75 300.0
Fixed capital: -residual value	030	1 730 962.0	1 683 175.0

-initial value	031	7 755 404.0	7 753 988.0
-depreciation	032	(6 024 442.0)	(6 070 813.0)
Long-term financial investment: -that accounted under method of sharing in the capital of other enterp.	040	6 553.0	6 389.0
-other financial investments	045	133.0	133.0
Long-term accounts payable	050	18 998.0	17 495.0
Delay tax assets	060	111 390.0	111 390.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**1 940 785.0**	**1 895 942.0**
2. WORKING ASSETS			
Inventories: -production inventories	100	162 843.0	150 032.0
-animals under growing and feeding	110	0.0	0.0
-uncompleted production	120	8.0	149.0
-finished products	130	0.0	3.0
-goods	140	104.0	112.0
Promissory notes received	150	64 711.0	64 511.0
Account receivable for goods, works, services: -purchase value	160	484 270.0	519 689.0
-initial value	161	2 537 162.0	2 706 775.0
-reserve of doubtful debts	162	(2 052 892.0)	(2 187 086.0)
Account receivable for settlements : -with the budget	170	1 535.0	2 272.0
-on granted advance	180	56 254.0	10 448.0
-on taxation payments	190	0.0	0.0
-of internal settlements	200	0.0	0.0
Other account receivable	210	10 067.0	10 738.0
Short-term financial investment	220	0.0	0.0
Monetary funds and settlements: - settlement account	230	13 967.0	20 731.0

- currency account	240	0.0	0.0
other working assets	250	44 385.0	45 785.0
Section 2 total	**260**	**838 144.0**	**824 470.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**98.0**	**216.0**
BALANCE (Sum of rows 080, 260, 270)	**280**	**2 779 027.0**	**2 720 628.0**

LIABILITIES	**Row code**	**At the beginning of the year**	**At the end of the year**
1	**2**	**3**	**4**
1. OWN CAPITAL			
Charter fund (capital)	300	98 100.0	98 100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	1 957 779.0	1 956 612.0
Reserve capital	340	15 338.0	15 338.0
Undistributed profit	350	0.0	0.0
Uncovered losses	352	1 866 227.0	1 948 864.0
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**204 990.0**	**121 186.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providing	410	0.0	0.0
Target - oriented financing	420	0.0	0.0
Sections 2 total	**430**	**0.0**	**0.0**
3. LONG - TERM LIABILITIES			

Long term bank loans	440	109 459.0	109 503.0
Other long-term finance liabilities	450	2 252.0	2 252.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	40 325.0	130 890.0
Section 3 total	**480**	**152 036.0**	**242 645.0**
4. CURRENT LIABILITIES			
Short term bank loans	500	53 600.0	46 676.0
Current indebtedness under long term liabilities	510	28 868.0	39 578.0
Issued notes	520	128 846.0	103 356.0
Account payable for goods, works and services	530	1 552 413.0	1 488 859.0
Current liabilities for settlements : -with respect to advance payments received	540	163.0	4 093.0
-with the budget	550	386 827.0	403 213.0
-with respect to non-budgetary payments	560	50 986.0	50 986.0
-with respect to insurance	570	2 802.0	2 629.0
-with respect to salaries	580	5 982.0	5 974.0
-with participants	590	34 779.0	34 779.0
-with subsidiaries	600	0.0	0.0
Other current liabilities	610	176 436.0	176 359.0
Section 4 total	**620**	**2 421 702.0**	**2 356 502.0**
5. REVENUES OF FUTURE PERIODS	**630**	**299.0**	**295.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**2 779 027.0**	**2 720 628.0**

Manager ____________________ [signature] **Serhiy Andriyovych Popov**

Chief accountant ____________________ [signature] **Anatoliy Mykhailovych Huschyn**

Attachment 19

Appendix

to the Accounting Form (standard) 3

FINANCIAL RESULTS REPORT

AS OF 31.03.2003

CODES

Date (year, month, day) \ \01

Enterprise: **the OJSC "Dniproenergo"** as to EDRPOU 130872

Territory: 2310136900 as to KOATUU

State management authority: as to SPODU

Branch: industrial as to ZKGNG

Type of economic activity: as to KVED 110

Measuring unit: UAH thousand Controlling amount

Form No. 2 as to DKUD 1801003

1. Financial results

Description	Row code	Accounting year	Past year
1	2	3	4
Products sales revenue (goods, works, services)	010	654 835.0	547 776.0
Value added tax	015	(109 137.0)	(91 295.0)
Excise duty	020	0.0	0.0
	025	(12.0)	(9.0)
Other use of revenue	`030	0.0	0.0
Net revenue of sold products (work, services)	035	545 686.0	456 472.0
Costs for production of sold products (work, services)	040	(497 676.0)	(393 029.0)
Gross: - profit	050	48 010.0	63 443.0
- losses	055	0.0	0.0
Other operational revenues	060	37 633.0	24 348.0
Administrative expenses	070	(7 581.0)	(6 082.0)
Commercial costs	080	(335.0)	(156.0)

Other operational costs and expenses	090	(142 085.0)	(44 696.0)
Financial results of operational activity: - profit	100	0.0	0.0
- losses	105	(64 358.0)	(0.0)
Revenues from sharing in the capital	110	0.0	0.0
Other financial revenues	120	0.0	0.0
Other revenues	130	943.0	1 412.0
Financial losses	140	(2 537.0)	3 089.0)
Losses from sharing in the capital	150	(164.0)	(107.0)
Other losses	160	(1 490.0)	(1 484.0)
Financial results of usual activity: - total profit	170	0.0	33 589.0
- total losses	175	(67 606.0)	(0.0)
Profit tax	180	15 296.0	22 522.0
Financial results of usual activity: - balance sheet profit	190	0.0	11 067.0
- balance sheet losses	195	(82 902.0)	(0.0)
Unusual: - profit	200	0.0	0.0
- losses	205	0.0	0.0
Tax from unusual profit	210	0.0	0.0
Net: - profit	220	0.0	11 067.0
- losses	225	(82 902.0)	0.0

2. Production Costs (Turnover Costs)

Description	**Row code**	**Accounting year**	**Past year**
1	**2**	**3**	**4**
Material costs	230	424 074.0	325 921.0
Salary expenses	240	23 244.0	18 276.0
Allocations for social arrangements	250	8 577.0	6 730.0

Depreciation	260	49 833.0	48 069.0
Other costs	270	141 317.0	44 086.0
Total	**280**	**647 045.0**	**443 082.0**

3. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	3 923 998.0	3 923 998.0
Adjusted quantity of common shares	310	0.0	0.0
Net profit per one common share	320	21.0	3.0
Adjusted net profit per one share	330	0.0	0.0
Dividends per one common share	340	0.0	0.0

Manager ________________ [signature] **Serhiy Andriyovych Popov**

Chief accountant ________________ [signature] **Anatoliy Mykhailovych Huschyn**

Attachment 20

TO ATTENTION OF THE SHAREHOLDERS OF THE OJSC "DNIPROENERGO"

The Boad of the Open Joint Stock Company "Dniproenergo" hereby notifies that the annual general shareholders' meeting will be held on March 25, 2003 in Zaporizhzhia at 16 Vintera Street, Concert Hall of DK Energetikov.

Agenda:

1. Election of the general shareholders' meeting bodies.
2. The report of the Board of the performance of plans and principal directions of the Company development in 2002.
3. The report and approval conclusion of the Audit Commission for 2002.
4. The report of the Supervisory Council for 2002.
5. Approval of the annual results of the Company's activities and its balance sheet for 2002.
6. Approval of the financial and business plans for 2003.
7. On changes in the structure of the Company.
8. On amendments and additions to the Company's Charter.
9. On amendments and additions to the basic regulations of the Company's activity.
10. Elections of the Supervisory Council.
11. Elections of the Audit Commission.
12. Approval of concluded guarantee agreements.
13. On the share in CJSC "Dniprovets" capital.
14. On creating of the fund of social support of the OJSC "Dniproenergo" veterans.

Due to the limited number of the places in the hall where the meeting is to be held, please send a power of attorney executed in accordance with applicable legislation to the name of one of the members of the Board or Supervisory Council of the OJSC "Dniproenergo", or any other individual or legal entity with the authorization to represent your interests at the shareholders' meeting. Powers of attorney shall be registered beginning from March 17, 2003 in the OJSC "Dniproenergo".

If you insist on your personal participation at the meeting, please notify us in writing prior to March 12, 2003.

The meeting will start its proceedings at 11 a.m.
Registration of the participants of the meeting will be conducted from 8.00 a.m. to 10.30 a.m. on March 25, 2003.

In order to participate in the meeting shareholders should have:

(i) an identification document;

(j) a power of attorney authorizing participation in the meeting, executed pursuant to the established procedures.

Materials related to the agenda of the general shareholders' meeting will available to shareholders commencing from March 10, 2003 in the OJSC's Corporate management department.

Address of the OJSC "Dniproenergo": 2 Hrebelna Street, Zaporizhzhia, 69096.
Corporate management department (room 335), tel. (380 612) 58-47-49, 58-47-35, 58-47-63.

Information on the registrar: OJSC FC "Ukrnaftogaz", 02090, Kyiv, 5 Prazka Street.

The Board of the Company.

[Published in "Investgaseta" No. 4 (382) on 28 January – 3 February, 2003]

TO THE ATTENTION OF SHAREHOLDERS OF THE OJSC "DNIPROENERGO"

The Board of the Open Joint Stock Company "Dniproenergo" hereby notifies that the annual general shareholders' meeting will be held on March 25, 2003 in Zaporizhzhia at 16 Vintera Street, Concert Hall of DK Energetikov.

Agenda:

1. Election of the general shareholders' meeting bodies.
2. The report of the Board of the performance of plans and principal directions of the Company development in 2002.
3. The report and approval conclusion of the Audit Commission for 2002.
4. The report of the Supervisory Council for 2002.
5. Approval of the annual results of the Company's activities and its balance sheet for 2002.
6. Approval of the financial and business plans for 2003.
7. On changes in the structure of the Company.
8. On amendments and additions to the Company's Charter.
9. On amendments and additions to the basic regulations of the Company's activity.
10. Elections of the Supervisory Council.
11. Elections of the Audit Commission.
12. Approval of concluded guarantee agreements.
13. On the share in CJSC "Dniprovets" capital.
14. On creating of the fund of social support of the OJSC "Dniproenergo" veterans.

Due to the limited number of the places in the hall where the meeting is to be held, please send a power of attorney executed in accordance with applicable legislation to the name of one of the members of the Board or Supervisory Council of the OJSC "Dniproenergo", or any other individual or legal entity with the authorization to represent your interests at the shareholders' meeting. Powers of attorney shall be registered beginning from March 17, 2003 in the OJSC "Dniproenergo".

If you insist on your personal participation at the meeting, please notify us in writing prior to March 12, 2003.

The meeting will start its proceedings at 11 a.m.

Registration of the participants of the meeting will be conducted from 8.00 a.m. to 10.30 a.m. on March 25, 2003.

In order to participate in the meeting shareholders should have:

(i) an identification document;

(j) a power of attorney authorizing participation in the meeting, executed pursuant to the established procedures.

Materials related to the agenda of the general shareholders' meeting will available to shareholders commencing from March 10, 2003 in the OJSC Corporate management department.

Address of the OJSC "Dniproenergo": 2 Plotynnaya Street, Zaporizhia, 69096.
Corporate management department (room 335), tel. (0612) 58-47-49, 58-47-35, 58-47-63.

Information on the registrar: OJSC FC "Ukrnftegas", 02090, Kyiv, 5 Prazhskaya Street.

The Board of the Company.

Attachment 22

[Published in "Investgazeta" №9 on March 7, 2003]

Addition to the agenda of the general shareholders` meeting of the JSC "Dniproenergo".

That will be held on March 25, 2003. (Investgazeta №4 (382) on January 28,2003)

15. On the work of the companies that were created with participation of the JSC "Dniproenergo".

16. Approval of profit distribution standards as of 2003.

17. On remuneration of the Supervisory Council members and the Chairman of the Audit Commission.

Tel. 380 612 58-47-35, 58-47-47

The Board of the Company.

Attachment 23

Protocol No. 1
OF THE GENERAL SHAREHOLDERS' MEETING OF THE OPEN JOINT STOCK COMPANY "DNIPROENERGO"

Zaporizhzhia 25 March 2003

Total number of votes - 3 923 998 votes;

Number of the shareholders participating in the general meeting - 46 shareholders;

Number of votes held by the shareholders present at the general meeting - 3 372 112 votes;

Percentage of votes held by the shareholders present at the general meeting - 85.9356 %.

Voting at the general shareholders' meeting shall be made in accordance with the following principal: one share – one vote.

The general shareholders' meeting of the "Dniproenergo" was opened by the Chairman of the Board, Popov Serhiy Andriyovich, who reported that registration of the shareholders and their representatives was performed by the mandate commission appointed by the Board of the OJSC "Dniproenergo"(order No. 15, dated 5 March 2003) and announced its members:

The members of the mandate commission:

1. L.M. Voloshyna – the Chairman of the commission
2. V.I. Pugach - member of the commission
3. T.G. Kovaliova –member of the commission
4. O.A. Persianova – member of the commission
5. O.V. Kryshtal – member of the commission ("Ukrnaftogas",representative of the registrar).

The Chairman of the mandate commission Voloshyna L. M. reported about results of shareholders and their representatives registration for general meeting. In accordance to the art. 41 of the Law of Ukraine "On Companies" the meeting is competent.

The Chairman and the Secretary of the general meeting were elected by the majority vote (more 50 %).
Mr. Tantsyura was elected as the Chairman of the general meeting.
Mrs. Ismahilova was elected as the Secretary of the general meeting.

Mr. Tantsyura started to perform as the Chairman of the general meeting.
The Chairman of the meeting that the regular shareholders' meeting of the OJSC was convened according to the initiative of the Board of the company pursuant to the Charter of the OJSC "Dniproenergo".

The agenda of the regular general shareholders meeting was distributed to all shareholders 45 days prior to the general meeting.

Within the term provided by the Law of Ukraine "On Companies", The State Property Fund of Ukraine, a shareholder owning 76,04% of the charter fund of the company, submitted proposals in respect of incorporation to the agenda of the following issues:

- On activity of the companies, created with the participation of JSC "Dniproenergo".
- Approval of standards of the profit distribution for 2003.

"Alfa Capital Holdings (Cyprus) Limited" company as a shareholder of JSC "Dniproenergo", that owes 8,71 % of shares, following the second indentation of art. 43 of the Law of Ukraine "On Companies", proposed to incorporate to the agenda of the general meeting the issue "On payment of the Supervisory council members and the Chairman of the revising commission work".

The Chairman of the meeting announced the following agenda:

AGENDA:

1. Election of the general shareholders' meeting bodies.
2. The report of the Board of the performance of plans and principal directions of the Company development in 2002.
3. The report and approval conclusion of the Audit Commission for 2002.
4. The report of the Supervisory Council for 2002.
5. Approval of the annual results of the Company's activities and its balance sheet for 2002.
6. Approval of the financial and business plans for 2003.
7. On changes in the structure of the Company.
8. On amendments and additions to the Company's Charter.
9. On amendments and additions to the basic regulations of the Company's activity.
10. Elections of the Supervisory Council.
11. Elections of the Audit Commission.
12. Approval of concluded guarantee agreements.
13. On the share in CJSC "Dniprovets" capital.
14. On creating of the fund of social support of the OJSC "Dniproenergo" veterans.
15. On activity of the companies, created with the participation of JSC "Dniproenergo".
16. Approval of standards of the profit distribution for 2003.
17. On payment of the Supervisory council members and the Chairman of the revising commission work

1.

The first issue of the agenda: the general meeting resolved organizational issues:
The general meeting elected by the majority vote the proposed members of the counting and editorial commissions.
The following individuals were elected as the members of the counting commission:

1. A.M. Smoroda – the Chairman of the commission
2. H.A. Hordeeva
3. M.P. Drozdovych
4. N.V. Kuzmenko
5. O.L. Vratsłavska
6. T.O. Samoylenko
7. O.O. Polunina
8. O.V. Efimenko
9. O. Y. Vorobyov
10. O.V. Tupikova
11. O.V. Kryshtal

The following individuals were elected as the members of the editorial commission:

1. H.K. Bochkariov
2. V.I. Pugach
3. M.V. Nevmerzhytska

2.

The second issue of the agenda: The report of the Board regarding performance of the plans and basic directions of the development of the company in 2002.

Reporter: the Chairman of the Board, S.A. Popov (the report is attached hereto – Appendix 1)

Proposal submitted:

To approve the report of the Management regarding performance of the plans and basic directions of the development of the company 2001.

Voted (bulletin No.1):

"FOR" - 89.1908%
"AGAINST" - 10.8064%
ABSTAINED – 0.0028%

The resolution was approved.

The report of the Board regarding performance of the plans and basic directions of the development of the company in 2002 was approved.

3.

The third issue of the agenda: The report and approval of the conclusions of the Audit Commission for 2002.

***Reporter*:** the Chairman of the Audit Commission T.M. Matysko (the report is attached hereto as Appendix 2).

Proposal submitted:

To approve the report and conclusions of the Audit Commission for 2002.

Voted (bulletin No.2):

"FOR" - 99.9948 %
"AGAINST" - 0.0023 %
ABSTAINED - 0.0028 %

The resolution was approved.

The report and conclusions of the Audit Commission for 2002 were approved.

4.

The fourth issue of the agenda: The report of the Supervisory Council for 2002.

Reporter: the Chairman of the Supervisory Council, Y.D. Stryhunenko (the report is attached hereto as Appendix 3).

Proposal submitted:

To approve the report of the Supervisory Council for 2002.

Voted (bulletin No.3):

"FOR" - 99.5300 %
"AGAINST" - 0.0000 %
ABSTAINED - 0.4700 %

The resolution was approved.

The report of the Supervisory Council for 2002 was approved.

5.

The fifth issue of the agenda: Approval of the annual results of the activities of the company and balance sheet of the OJSC for 2002.

Reporter: Head of financial and economic department Sagir V. G. reported on annual results of the activities (balance sheet and forms No. 2, No. 3, No. 4 of the financial report of are attached hereto as Appendix 4).

Proposal submitted:

To approve the results of activities and balance sheet of the company for 2002.

Voted (bulletin No. 4):

"FOR" - 89.1875%
"AGAINST" - 10.8088%

ABSTAINED – 0.0037%

The resolution was approved.

The results of activities and balance sheet of the company for 2002 were approved.

6.

The sixth issue of the agenda: Approval of the financial and economic plans for 2002.

Reporter: Head of financial and economic department Sagir V. G. reported on the financial and economic plans on 2003.

Proposal submitted:

To approve the financial and economic plans for 2003.
Voted (bulletin No. 5):

"FOR" - 89.1856%
"AGAINST" - 10.8087%
ABSTAINED - 0,0056%

The resolution was approved.

The financial and economic plans for 2003 were approved.

7.

The seventh issue of the agenda: On modification of the company's structure.
Reporter: Director of capital building, member of the Board Y. G. Bochkariov (report is attached hereto as Appendix 6).

Proposal submitted:

In connection with the resolution of Economic court of Zaporizhzhia region as of 16.01.2003 on prolongation of bankruptcy case of JSC "Dniproenergo" and in accordance with the art. 13 p. 11 Of the Law of Ukraine "On renewal of debtor's solvency or acknowledgement it a bankrupt", not to consider this issue at the general shareholders' meeting of JSC "Dniproenergo".

Voted (bulletin No.6):

"FOR" - 99,9866%
"AGAINST" – 0,0107%
ABSTAINED – 0,0027%

The resolution was approved.

In connection with the resolution of Economic court of Zaporizhzhia region as of 16.01.2003 on prolongation of bankruptcy case of JSC "Dniproenergo" and in accordance with the art. 13 p. 11 Of the Law of Ukraine "On renewal of debtor's solvency or acknowledgement it a bankrupt", this issue was not considered at the general shareholders' meeting of JSC "Dniproenergo".

8.
The eighth issue of the agenda: On introduction of the amendments and additions to the company's Charter.

Reporter: a member of Edit commission Y. G. Bochkariov (the report is attached hereto as Appendix 7).

Proposal submitted:
To approve the amendments and additions to the Charter of the Open Joint-Stock Company "Dniproenergo". (Appendix 7).

To register the amendments and additions to the company's Charter with Leninsky District Administration of Zaporizhzhia.

Voted (bulletin No. 7)

"FOR" - 99,9487%
"AGAINST" - 0,0000%
ABSTAINED - 0,0513%

The resolution was approved.

The amendments and additions to the Charter of the Open Joint - Stock Company were approved.

9.

The ninth issue of the agenda: On introduction of the amendments and additions to the general regulations of the Company.

Reporter: A member of the Edit commission Y. G. Bochkariov (The report is attached hereto as Appendix 8).

Proposal submitted:

To approve the amendments and additions to the general regulations of the Company (in accordance with the Appendix). Approve new wordings of the General meeting Regulations, regulations on the Board, the Supervisory council, the Revising commission of JSC "Dniproenergo".

Voted (bulletin No.8):

"FOR" - 99.9950%
"AGAINST" - 0,0023%
ABSTAINED - 0,0027%

The resolution was approved. The amendments and additions to the to the general regulations of the Company were approved. New wordings of the General meeting Regulations, regulations on the Board, the Supervisory council, the Revising commission of JSC "Dniproenergo"were approved.

10.
The tenth issue of the agenda: The Supervisory council elections.
The Chairman of the meeting reported that according to the Charter of JSC "Dniproenergo" there are seven members of the Supervisory council in the composition of the Supervisory council and announced propositions as to the candidates.

The Fund of the state property proposed the following persons to be the members of the Supervisory council:

1. A representative of the state in the person of Matveeva Vira Grygorivna, the head of the General juridical administration of the Ministry of fuel and energy.
2. A representative of the state in the person of Akinshyna Nataliya Dmytrivna, the deputy head of the Central administration of property relations and reforming of the Ministry of fuel and energy property.
3. A representative of the state in the person of Grygorieva Larysa Volodymyrivna, the head of the financial management administration of the Ministry of fuel and energy.
4. A representative of the state in the person of Shevchuk Anatoliy Valentynovych, the head of fuel supply of TPP of the Ministry of fuel and energy.
5. A representative of the state in the person of Samardak Grygoriy Viktorovych, the deputy head of Zaporizka Regional State Administration.
6. Bochkariov Yuriy Georgiyovych.
7. A representative of the state in the person of Kurinnyy Evgen Ivanovych, the head of administration of financial analysis and control of State Property Fund of Ukraine property.

From the shareholder "ALFA CAPITAL HOLDING(CYPRUS) LIMITED", CJSC "Alfa Capital", that owes in common 9 % of the charter fund, elect a member of the Supervisory council of the Company Borysenko V. Y.

Every person was voted by separate bulletins.

Proposal submitted:
To elect as a member of the Supervisory council the representative of the state from SPFU in the person of Matveeva V. G.

Voted (bulletin No.9):

"FOR " - 89.0420%
"AGAINST" - 10.6245%
ABSTAINED - 0.3335%

The resolution was approved.
Matveeva V. G. (a representative of the state) was elected as a member of the Supervisory council.

Proposal submitted:
To elect as a member of the Supervisory council the representative of the state from the Ministry of fuel and energy in the person of Akinshyna N. D.

Voted (bulletin No.10):

"FOR " - 89.0371%
"AGAINST" - 10.6229%
ABSTAINED - 0.3400%

The resolution was approved.
Akinshyna N. D. (a representative of the state) was elected as a member of the Supervisory council.

Proposal submitted:
To elect as a member of the Supervisory council the representative of the state from the Ministry

of fuel and energy in the person of Grygorieva L. V.

Voted (bulletin No.11):

"FOR " - 89.0338%
"AGAINST" - 10.6380%
ABSTAINED - 0.3282%

The resolution was approved.
Grygorieva L. V. (a representative of the state) was elected as a member of the Supervisory council.

Proposal submitted:
To elect as a member of the Supervisory council the representative of the state from Zaporizka Regional State Administration in the person of Samardak G. V.

Voted (bulletin No.12):

"FOR " - 89.0567%
"AGAINST" - 10.6150%
ABSTAINED - 0.3282%

The resolution was approved.
Samardak G. V. (a representative of the state) was elected as a member of the Supervisory council.

Proposal submitted:
To elect as a member of the Supervisory council the representative of the state from the Ministry of fuel and energy in the person of Shevchuk A. V.

Voted (bulletin No.13):

"FOR " - 89.0570%
"AGAINST" - 10.4869%
ABSTAINED - 0.3282%

The resolution was approved.
Shevchuk A. V. (a representative of the state) was elected as a member of the Supervisory council.

Proposal submitted:
To elect as a member of the Supervisory council Bochkariov Y. G.

Voted (bulletin No.14):

"FOR " - 89.1849%
"AGAINST" - 10.4869%
ABSTAINED - 0.3282%

The resolution was approved.
Bochkariov Y. G. was elected as a member of the Supervisory council.

Proposal submitted:
To elect as a member of the Supervisory council the representative of the state from SPFU in the person of Kurinnoy E. I.

Voted (bulletin No.15):

"FOR " - 99.4640%
"AGAINST" - 0.2059%
ABSTAINED - 0,3301%

The resolution was approved.
Kurinnoy E. I. (a representative of the state) was elected as a member of the Supervisory council.

Proposal submitted:
To elect as a member of the Supervisory council Borysenko V. Y.

Voted (bulletin No.16):

"FOR " - 11.4439%
"AGAINST" - 88.5534%
ABSTAINED - 0.0027%

The resolution was approved.
Borysenko V. Y. was not elected as a member of the Supervisory council.

11.

The eleventh issue of the agenda: The Revising commission elections.

Reporter: the representative from SPFU Matveeva V. G.

Proposal submitted:
To elect as the Chairman of the Revising commission Lesik Lesya Stepanivna, the head of the Central administration of methodology of bookkeeping accounting and finance of the Ministry of fuel and energy.

Voted (bulletin No.17):

"FOR " - 99.9839%
"AGAINST" - 0.0134%
ABSTAINED - 0.027%

The resolution was approved.
Lesik L. S. was elected as the Chairman of the Revising commission.

Proposal submitted:
To elect as members of the Revising commission Chief accountant deputy of JSC "Dniproenergo" Gavrysh V. M., the head of control and revising department of JSC "Dniproenergo" Tkachenko I. V. and as a candidate to members of the Revising commission the head of Financial department of JSC "Dniproenergo" Drozdovych M. L.

Voted (bulletin No.18):

"FOR " - 99.8663%
"AGAINST" - 0.0000%
ABSTAINED - 0.1337%

The resolution was approved.
Gavrysh V. M., Tkachenko I. V., were elected as members of the Revising commission, Drozdovych M. L. was elected as a candidate to members of the Revising commission.

12.

The twelfth issue of the agenda: Approval of concluded guarantee contracts.

Reporter: The Head of financial and economic department Sagir V. G. (The report is attached hereto as Appendix 10).

Proposal submitted:
Approve following guarantee contracts, concluded in 2002:
- Guarantee contract of commodities in circulation (electricity) as of 18 June 2002 No. 51з-02 with "Industrial Investing Bank" for the sum of UAH 25 000 000.00.
- Guarantee contract of commodities in circulation (electricity) as of 06 August 2002 No. 72з-02 with "Industrial Investing Bank" for the sum of UAH 50 000 000.00.
- Guarantee contract of commodities in circulation (electricity) as of 09 September 2002 No. 80з-02 with "Industrial Investing Bank" for the sum of UAH 75 000 000.00.
- Guarantee contract of commodities in circulation (electricity) as of 31 October 2002 No. 94з-02 with "Industrial Investing Bank" for the sum of UAH 100 000 000.00.
- Guarantee contract of property rights as of 24 December 2002 No. 114з-02 with "Industrial Investing Bank" for the sum of UAH 100 000 000.00.
- Guarantee contract of commodities in circulation (electricity) as of 05 December 2002 No. 140/1 with Joint Stock Commercial Bank "Industrialbank" for the sum of UAH 150 000 000.00.

Voted (bulletin No.19):

"FOR " - 89.2216%
"AGAINST" - 10.4114%
ABSTAINED - 0.3670%

The resolution was approved.
Following guarantee contracts concluded in 2002 were approved:

- Guarantee contract of commodities in circulation (electricity) as of 18 June 2002 No. 51з-02 with "Industrial Investing Bank" for the sum of UAH 25 000 000.00.
- Guarantee contract of commodities in circulation (electricity) as of 06 August 2002 No. 72з-02 with "Industrial Investing Bank" for the sum of UAH 50 000 000.00.
- Guarantee contract of commodities in circulation (electricity) as of 09 September 2002 No. 80з-02 with "Industrial Investing Bank" for the sum of UAH 75 000 000.00.
- Guarantee contract of commodities in circulation (electricity) as of 31 October 2002 No. 94з-02 with "Industrial Investing Bank" for the sum of UAH 100 000 000.00.
- Guarantee contract of property rights as of 24 December 2002 No. 114з-02 with "Industrial Investing Bank" for the sum of UAH 100 000 000.00.
- Guarantee contract of commodities in circulation (electricity) as of 05 December 2002 No. 140/1 with Joint Stock Commercial Bank "Industrialbank" for the sum of UAH 150 000 000.00.

13.

The thirteenth issue of the agenda: On sharing in CJSC "Dniprovets" capital.
The Chairman of the meeting submitted the proposal:
In connection with the fact that SPFU initiated incorporation of the issue "On activity of the companies, created with the participation of JSC "Dniproenergo", consider the issue "On sharing in CJSC "Dniprovets" capital" in the issue "On activity of the companies, created with the participation of JSC "Dniproenergo".

Voted (bulletin No.20):

"FOR " - 89.2605%
"AGAINST" - 10.4113%
ABSTAINED - 0.3283%

The resolution was approved.
In connection with the fact that SPFU initiated incorporation of the issue "On activity of the companies, created with the participation of JSC "Dniproenergo", consider the issue "On sharing in CJSC "Dniprovets" capital" in the issue "On activity of the companies, created with the participation of JSC "Dniproenergo".

14.

The fourteenth issue of the agenda: On creating of the fund of social support of the OJSC "Dniproenergo" veterans.
Reporter: The Head of personnel management service Parshakov V. I. (The report is attached hereto as Appendix 11).

Spoke: head of veteran's soviet of Prydniprovska TPP Andriushin Vasyl Mikhailovych reported of conditions of veterans' life and proposed to create fund of social support for veterans of JSC "Dniproenergo", carry out payments from revenues for veterans' economic conditions improvement.

Proposal submitted:
In connection with the resolution of Economic court of Zaporizhzhia region as of 16.01.2003 on prolongation of bankruptcy case of JSC "Dniproenergo" and in accordance with the art. 13 p. 11 Of the Law of Ukraine "On renewal of debtor's solvency or acknowledgement it a bankrupt", not to consider this issue at the general shareholders' meeting of JSC "Dniproenergo".

Voted (bulletin No.21):

"FOR " - 99.8289%
"AGAINST" - 0.1684%
ABSTAINED - 0.0027%

The resolution was approved.
In connection with the resolution of Economic court of Zaporizhzhia region as of 16.01.2003 on prolongation of bankruptcy case of JSC "Dniproenergo" and in accordance with the art. 13 p. 11 Of the Law of Ukraine "On renewal of debtor's solvency or acknowledgement it a bankrupt", this issue was not considered at the general shareholders' meeting of JSC "Dniproenergo".

15.

The fifteenth issue of the agenda: On activity of the companies, created with the participation of JSC "Dniproenergo".

Reporter: Director of capital building, member of the Board Bochkariov Y. G. (The report is attached hereto as Appendix 11).

Proposal submitted:

1. Acknowledge CJSC "Dniprolain" activity – satisfactory.
2. Acknowledge CJSC "Dniprovets" activity – unsatisfactory. However, taking into account given by the Board of CJSC "Dniprovets" business –plan for 2003 of leading the company out of unprofitable condition, continue sharing of JSC "Dniproenergo" in CJSC "Dniprovets" capital in 2003.

Voted (bulletin No.22):

"FOR " - 89.0800%
"AGAINST" - 10.5916%
ABSTAINED - 0.3284%

Proposal submitted:

1. Acknowledge CJSC "Dniprolain" activity – satisfactory.
2. Acknowledge CJSC "Dniprovets" activity – unsatisfactory. However, taking into account given by the Board of CJSC "Dniprovets" business –plan for 2003 of leading the company out of unprofitable condition, continue sharing of JSC "Dniproenergo" in CJSC "Dniprovets" capital in 2003.

16.

The sixteenth issue of the agenda: Approval of standards of the profit distribution for 2003.

Reporter: the Head of financial and economical department Sagir V. G. reported that in connection with the resolution of Economic court of Zaporizhzhia region as of 16.01.2003 on prolongation of bankruptcy case of JSC "Dniproenergo" and in accordance with the art. 13 p. 11 Of the Law of Ukraine "On renewal of debtor's solvency or acknowledgement it a bankrupt", not to consider this issue at the general shareholders' meeting of JSC "Dniproenergo", "...after assignment of manager of property the management bodies have no rights to decide about dividends paying off, and the issue on approval of standards of the profit distribution for 2003 should not be considered. But as to the Letter of SPFU No. 10-17-15044 as of 06 December 2002 the reporter introduced propositions concerning standards of net profit distribution for 2003.

Proposal submitted:
Settle the following regulations for net profit distribution that planned for 2003:

1. For supplement of Reserve capital – 5 % in accordance with the Charter of JSC "Dniproenergo".
2. For paying off dividends – 40 % in accordance with the letter of SPFU No. 10-17-15044 as of 06 December 2002.

3. For supplement of the Charter capital – 55 % in accordance with the Charter of JSC "Dniproenergo".

Voted (bulletin No.23):

"FOR " - 99.6680%
"AGAINST" - 0.0009%
ABSTAINED - 0.3311%

The resolution was approved.
Settle the following regulations for net profit distribution that planned for 2003:
1. For supplement of Reserve capital – 5 % in accordance with the Charter of JSC "Dniproenergo".
2. For paying off dividends – 40 % in accordance with the letter of SPFU No. 10-17-15044 as of 06 December 2002.
3. For supplement of the Charter capital – 55 % in accordance with the Charter of JSC "Dniproenergo".

17.

The seventeenth issue of the agenda: On payment of the Supervisory council members and the Chairman of the revising commission work.

Reporter: **1)** The Head of personnel management service Parshakov V. I. It is proposed to settle such payment of work:

for the head of the Supervisory council – 10 (ten) minimal amounts of tariff rate of the first-class worker of the main production, stipulated by the collective agreement of JSC "Dniproenergo";
for members of the Supervisory council and the head of the revising commission – 6 (six) minimal amounts of stipulated by the collective agreement tariff rate that guarantee payments for unqualified workers that corresponds with the tariff coefficient 1.

2) The representative of SPFU Matveeva V. G. It is proposed to settle such payment of work:

for the head of the Supervisory council – 6 (six) minimal wages;
for members of the Supervisory council and the head of the revising commission – 4 (four) minimal wages.

Proposal submitted: Settle such payment of work:
for the head of the Supervisory council – 10 (ten) minimal amounts of tariff rate of the first-class worker of the main production, stipulated by the collective agreement of JSC "Dniproenergo";
for members of the Supervisory council and the head of the revising commission – 6 (six) minimal amounts of stipulated by the collective agreement tariff rate that guarantee payments for unqualified workers that corresponds with the tariff coefficient 1.

Voted (bulletin No. 24):

"FOR" - 0.1863 %

"AGAINST" - 99.4849 %

"ABSTAINED"- 0.3288 %

The resolution was not approved.

Proposal submitted: Settle such payment of work:
for the head of the Supervisory council – 6 (six) minimal wages;
for members of the Supervisory council and the head of the revising commission – 4 (four) minimal wages.

Voted (bulletin No. 25):

"FOR"	-	99.5101 %
"AGAINST"	-	0.1131 %
"ABSTAINED"	-	0.3768 %

The resolution was approved.
Settle such payment of work:
for the head of the Supervisory council – 6 (six) minimal wages;
for members of the Supervisory council and the head of the revising commission – 4 (four) minimal wages.

Neither the Chairman nor the Secretary of the Meeting officially received any claims or remarks regarding the procedure of the General Shareholders' Meeting.

Chairman of the Meeting: Agenda has been settled and the meeting has been announced closed.

Chairman of the Meeting [signature] **B.Y. Tantsyura**

Secretary of the Meeting [signature] [seal] **T.H. Ismagilova**

Attachment 24

Information regarding the registrar

Name	Open Joint Stock “Financial Company "Ukrnaftogaz"
Organizational and legal form	Open Joint Stock Company
EDRPOU code	24101605
Code of the area (KOATUU)	30266
Territory (oblast)	Kyivska
District	Dniprovsky
Zip code	02090
Inhabited locality	the City of Kyiv
Street, building	5 Praz'ka St.
Interregional code and telephone	(044) 551-95-40
Fax	551-95-41
E-mail	reestr@naftogas.com.ua
WWW-address	WWW.naftogas.com.ua
Number of license (permit)	AA №558112
Date of issuance of the license (permit)	31 October 2002
Government authority that issued the license	Securities and Exchange State Commission